Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COMPUTER TASK GROUP, INCORPORATED

at

$10.50 Per Share

by

CHICAGO MERGER SUB, INC.

a wholly owned subsidiary of

CEGEKA GROEP NV

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON SEPTEMBER 20, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Chicago Merger Sub, Inc., a New York corporation (which we refer to as “Merger Sub”) and a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (which we refer to as “Parent” or “Cegeka”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Computer Task Group, Incorporated, a New York corporation (which we refer to as “CTG” or the “Company”), at a price of $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 9, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and CTG. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into CTG (the “Merger”) as soon as practicable without a vote of the shareholders of CTG in accordance with Section 905(a) of the New York Business Corporation Law (“NYBCL”), with CTG continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of CTG or by Parent, Merger Sub or any of Parent’s other subsidiaries, which Shares will be cancelled and will cease to exist or (ii) by shareholders who validly exercise appraisal rights under New York law with respect to such Shares) will be automatically cancelled and converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any applicable withholding taxes. As a result of the Merger, CTG will cease to be a publicly traded company and will become wholly owned by Cegeka. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

•	the Minimum Condition (as described below);

•	the Regulatory Condition (as described below);

•	the Governmental Impediment Condition (as described below); and

•	the CFIUS Approval Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., on September 20, 2023 (the “Expiration Date”, unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication).

The Regulatory Condition requires that (i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated, and (ii) the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions.

The Governmental Impediment Condition requires that there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the execution and delivery of the Merger Agreement, which includes as an annex the Tender and Support Agreement, dated as of August 9, 2023, among Parent, Merger Sub and the CTG shareholders party thereto (the “Support Agreement”), and all of the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the Top-Up Option (the “Transactions”), nor has there been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger.

The CFIUS Approval Condition requires that (i) the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA (the “CFIUS Notice”) and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions; provided, that Parent and Merger Sub will promptly waive the CFIUS Approval Condition if (a) all of the other conditions set forth in the Merger Agreement are satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub and (b) such waiver of the CFIUS Approval Condition would not adversely affect, or would reasonably be expected to adversely affect, Parent or any of its subsidiaries, including the Surviving Corporation following the Effective Time, as determined by Parent in its reasonable judgment. See Section 15 — “Conditions to the Offer.”

Under the Merger Agreement, CTG has granted Merger Sub an irrevocable option (the “Top-Up Option”) for so long as the Merger Agreement has not been terminated pursuant to the provisions therein, which Merger Sub may exercise in certain circumstances following the consummation of the Offer, to purchase from CTG such number of authorized and unissued Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of

Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company). If Merger Sub acquires at least 90% of the Shares in the Offer (including pursuant to the Top-Up Option), Merger Sub shall consummate the Merger under Section 905(a) of the NYBCL without a shareholders meeting and without action by the Company’s shareholders. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option.”

The board of directors of CTG (which we refer to as the “CTG Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of CTG and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by CTG of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 905 of the NYBCL and (v) resolved to recommend that the shareholders of CTG accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

August 23, 2023

IMPORTANT

If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers may call toll free: 1-866-431-2096

August 23, 2023

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

INTRODUCTION	11

THE TENDER OFFER	15

1. Terms of the Offer	15

2. Acceptance for Payment and Payment for Shares	16

3. Procedures for Accepting the Offer and Tendering Shares	17

4. Withdrawal Rights	20

5. Certain U.S. Federal Income Tax Considerations	20

6. Price Range of Shares; Dividends	23

7. Certain Information Concerning CTG	24

8. Certain Information Concerning Parent and Merger Sub	25

9. Source and Amount of Funds	26

10. Background of the Offer; Past Contacts or Negotiations with CTG	28

11. The Merger Agreement; Other Agreements	32

12. Purpose of the Offer; Plans for CTG	56

13. Certain Effects of the Offer	57

14. Dividends and Distributions	57

15. Conditions to the Offer	58

16. Certain Legal Matters; Regulatory Approvals	60

17. Appraisal Rights	63

18. Fees and Expenses	64

19. Miscellaneous	64

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB	65

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Merger Sub have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning CTG contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Merger Sub by CTG or has been taken from or is based upon publicly available documents or records of CTG on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources at the time of the Offer). Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Computer Task Group, Incorporated (the “Shares”). See Section 1 — “Terms of the Offer.”

Price Offered Per Share	$10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes. As a result of the Merger, CTG will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. See Section 1 — “Terms of the Offer.”

Scheduled Expiration of Offer	End of the day, one minute after 11:59 P.M., Eastern Time, on September 20, 2023, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Merger Sub	Chicago Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Top-Up Option	Under the Merger Agreement, CTG has granted Merger Sub an irrevocable option (the “Top-Up Option”) for so long as the Merger Agreement has not been terminated pursuant to the provisions therein, which Merger Sub may exercise in certain circumstances following the consummation of the Offer, to purchase from CTG such number of authorized and unissued Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company). See Section 1 — “Terms of the Offer.”

Who is offering to purchase my shares?

Chicago Merger Sub, Inc., or “Merger Sub”, a wholly owned subsidiary of Cegeka Groep NV, or “Parent”, is offering to purchase for cash all of the issued and outstanding Shares. Merger Sub is a New York corporation that was formed for the sole purpose of making the Offer and completing the process by which Merger Sub will be merged with and into CTG. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” to refer to Cegeka Groep NV alone, the term “Merger Sub” to refer to Chicago Merger Sub, Inc. alone and the terms “CTG” and the “Company” to refer to Computer Task Group, Incorporated alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of CTG on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to Shares of CTG common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in CTG. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends immediately thereafter to cause Merger Sub to consummate the Merger (as described below). Upon consummation of the Merger, CTG would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $10.50 per Share net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Merger Sub and CTG have entered into an Agreement and Plan of Merger, dated as of August 9, 2023 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions to the Offer and the subsequent merger of Merger Sub with and into CTG (the “Merger”). If the Minimum Condition (as defined below) is satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote by the shareholders of CTG pursuant to Section 905(a) of the New York Business Corporation Law (the “NYBCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions to the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Merger Sub to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding In The Money Options (as defined below), Company RSUs (as defined below) and Company PSUs (as defined below), and repay existing indebtedness of CTG is approximately $180,000,000, plus related fees and expenses. Parent anticipates funding such cash requirements from (i) its cash on hand, (ii) borrowings under additional credit facilities to be obtained pursuant to a commitment letter dated August 8, 2023, with KBC Bank NV, Belfius Bank SA/NV and ING Belgium SA/NV or (iii) a combination of the foregoing.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our or Merger Sub’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Merger Sub consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash; and

•

Parent and/or one or more of its affiliates has, and will arrange for Merger Sub to have, sufficient funds available to pay the Offer Price in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date (as defined below) and to acquire the remaining outstanding Shares in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 P.M., Eastern Time, on September 20, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be (i) required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement and (B) February 9, 2024 (which date may be extended by up to ninety days under certain circumstances, the “Extension Deadline”) or (ii) permitted to extend the Offer beyond the Extension Deadline without the Company’s prior written consent.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, (i) if, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) has not been satisfied or waived (to the extent waivable by Merger Sub or Parent), Merger Sub or Parent may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition; (ii) Merger Sub will, and Parent will cause Merger Sub to, extend the Offer for: (A) any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer; and (B) periods of not more than ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any foreign antitrust or competition-related law has expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of CTG, Merger Sub will, and Parent will cause Merger Sub to, extend the Offer for an additional period of not more than ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition. However, Parent or Merger Sub is not required to extend the Offer beyond the Extension Deadline and may not extend the Offer beyond the Extension Deadline without CTG’s consent. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No. The Merger Agreement does not contemplate a subsequent offering period for the Offer and we expect the Merger to occur as promptly as practicable after the consummation of the Offer and we acquire at least 90% of the Shares in the Offer (including pursuant to the Top-Up Option), without a subsequent offering period.

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•

the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, at the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication) (the “Minimum Condition”);

•

(i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated, and (ii) the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions ((i) and (ii), together, the “Regulatory Condition”);

•

there has not been any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of any of the execution and delivery of the Merger Agreement, which includes as an annex the Support Agreement (as defined below), and all of the transactions contemplated by the Merger Agreement, the Support Agreement, including the Offer, the Top-Up Option and the Merger (the “Transactions”), nor has there been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “Governmental Impediment Condition”);

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”);

•

the accuracy of the representations and warranties made by CTG in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•

the performance or compliance of CTG in all material respects with all of the obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•

since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”);

•

the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA (the “CFIUS Notice”) and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions (the “CFIUS Approval Condition”); provided, that Parent and Merger Sub will promptly waive the CFIUS Approval Condition if (a) all of the other conditions set forth in the Merger Agreement are satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub and (b) such waiver of the CFIUS Approval Condition would not adversely affect, or would reasonably be expected to adversely affect, Parent or any of its subsidiaries, including the Surviving Corporation following the Effective Time, as determined by Parent in its reasonable judgment; and

•

Parent and Merger Sub have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied.

Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the prior written consent of CTG, Parent and Merger Sub are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions on or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, Termination Condition, the Regulatory Condition or the Government Impediment Condition, (vi) otherwise amend or modify any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Offer may not be withdrawn prior to the Expiration Date of the Offer unless the Merger Agreement is terminated in accordance with its terms.

See Section 15 — “Conditions to the Offer.”

Have any CTG shareholders entered into agreements with Parent, Merger Sub or their affiliates requiring them to tender their Shares pursuant to the Offer?

Yes. In connection with the execution of the Merger Agreement, the directors and certain executive officers of CTG (the “Supporting Shareholders”) entered into the Support Agreement. Subject to the terms and conditions of the Support Agreement, each of the Supporting Shareholders agreed, among other things, subject to certain exceptions, to tender his or her Shares (including any Shares acquired upon the exercise of Company Options (as defined below)), pursuant to the Offer, which Shares represent in the aggregate approximately 8.8% of CTG’s total outstanding Shares as of August 8, 2023, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Support Agreement.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two (2) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that two (2) trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you hold Shares within the Computer Task Group, Incorporated Amended and Restated First Employee Stock Purchase Plan (the “CTG ESPP”), you must follow the procedures described in the separate instructions that you will receive from Computershare Trust Company, N.A, the trustee under the CTG ESPP, and accept the Offer within the time period specified in the instructions.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after October 23, 2023, which is the first business day following the 60th day after the date of the commencement of the Offer, unless prior to that date Merger Sub has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the CTG board of directors think of the Offer?

The board of directors of CTG (which we refer to as the “CTG Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of CTG and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by CTG of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 905 of the NYBCL and (v) resolved to recommend that the shareholders of CTG accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with CTG.” A more complete description of the reasons for the CTG Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all CTG shareholders together with this Offer to Purchase.

If the Offer is completed, will CTG continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of New York law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. If the Minimum Condition is satisfied and we have acquired more than 90% of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the shareholders of CTG pursuant to Section 905(a) of the NYBCL. If the Minimum Condition is satisfied but we have not acquired more than 90% of outstanding Shares, then CTG has granted Merger Sub an irrevocable option (the “Top-Up Option”) which Merger Sub may exercise in certain circumstances to purchase from CTG such number of authorized and unissued Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis, or (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company). If Merger Sub acquires at least 90% of the Shares in the Offer (including pursuant to the Top-Up Option), Merger Sub shall consummate the Merger under Section 905(a) of the NYBCL without a shareholders meeting and without action by the Company’s shareholders.

Under the applicable provisions of the Merger Agreement, the Offer and the NYBCL, shareholders of CTG (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under New York law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under New York law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for CTG — Merger Without a Shareholder Vote” and Section 17 — “Appraisal Rights.”

What is the Top-Up Option and when can it be exercised?

Under the Merger Agreement, CTG has granted Merger Sub the Top-Up Option, which Merger Sub may exercise in certain circumstances following the consummation of the Offer, to purchase Top-Up Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the outstanding Shares on a fully diluted basis after giving effect to the issuance of the Top-Up Shares. If Merger Sub acquires at least 90% of the issued and outstanding Shares in the Offer (including pursuant to the Top-Up Option), Merger Sub will consummate the Merger under Section 905(a) of the NYBCL without a shareholders meeting and without action by the Company’s shareholders. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option.”

Without the prior written consent of CTG, the Top-Up Option will be exercisable only once, in whole but not in part, at any time following the Offer Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms, provided that the Top-Up Option is not exercisable to the extent that: (i) the number of Top-Up Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company); or (ii) any provision of applicable law prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares.

The aggregate purchase price payable for the Top-Up Shares that would be purchased by Merger Sub pursuant to the Top-Up Option is determined by multiplying the number of such Top-Up Shares then-subject to the Top-Up Option by the Offer Price. Such purchase price will be paid by Parent or Merger Sub, by (i) paying in cash an amount equal to not less than the aggregate par value of the Top-Up Shares and by (ii) executing and delivering to CTG a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (i).

What is the market value of my Shares as of a recent date?

On August 8, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $8.00. On August 22, 2023, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $10.25. The Offer Price represents an approximately 31.25% premium over the closing price of the Shares on August 8, 2023, the last full trading day before the announcement of the Merger Agreement, and a 44.8% premium to the trailing 90-day volume weighted average stock price as of August 7, 2023.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, CTG will not establish a record date for, declare, set aside or pay any dividend or make any other distributions (whether in cash, stock or property) on any shares of any CTG securities (including the Shares).

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer or the Merger?

No appraisal rights will be available with respect to Shares tendered and accepted for purchase in the Offer or the Merger. However, if the Merger is consummated, shareholders who do not tender their Shares in the Offer will have certain rights under Section 910 of the NYBCL to demand exercise of appraisal rights, and to receive payment in cash of the fair value of, their Shares. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the close of business on the day prior to the shareholders’ authorization date, required to be paid in cash to such holders asserting appraisal rights for their Shares.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In The Money Option”) will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such In the Money Option, (ii) multiplied by the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled without payment of consideration and all rights with respect to such Out of the Money Option will terminate as of the Effective Time.

Each of the restricted stock units with respect to Shares that is outstanding at the Effective Time, which are not Company PSUs (as defined below) (each, a “Company RSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU.

Each of the then outstanding performance vesting restricted stock units with respect to Shares that is outstanding at the Effective Time (each, a “Company PSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive (a) a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the target level of performance).

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Georgeson at 1-866-431-2096. Georgeson is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Computer Task Group, Incorporated:

Chicago Merger Sub, Inc., a New York corporation (“Merger Sub”) and a wholly owned subsidiary of Cegeka Groep NV, a Belgian limited liability company (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Computer Task Group, Incorporated, a New York corporation (the “Company” or “CTG”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 9, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and CTG. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into CTG (the “Merger”) as soon as practicable without a vote of the shareholders of CTG in accordance with Section 905(a) of the New York Business Corporation Law, with CTG continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (“Effective Time”) (other than Shares held by CTG as treasury stock or by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, which Shares will be cancelled and retired and will cease to exist, and other than Shares held by a holder who validly exercises appraisal rights in accordance with New York law with respect to the Shares) will be automatically converted into the right to receive (a) $10.50 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes. As a result of the Merger, CTG will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of CTG stock options in the Merger.

Tendering shareholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the Minimum Condition (as described below), (c) the Regulatory Condition (as described below), (d) the Governmental Impediment Condition (as described below), and (e) the CFIUS Approval Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, (but without duplication).

The Regulatory Condition requires that (i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act has expired or been terminated, and (ii) the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions. The requirements of the HSR Act do not apply to either the acquisition of Shares in the Offer or to the Merger because the acquisition of the Company’s non-US entities and assets is exempt and Parent has determined, in good faith, that the fair market value of the Company’s U.S. entities and assets is below the applicable reportability threshold.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of the HSR Act and any foreign antitrust or competition-related requirements under applicable law to the Offer or the Merger and the condition that the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg grant merger control clearance or other applicable regulatory clearance or provide confirmation that a merger control filing or other regulatory filing is not triggered as a result of the Transactions, there has not been any judgment, order, injunction, decree or ruling, which remains in effect, by any governmental body, restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the consummation of any of the Transactions and there has not been any law promulgated, enacted, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or consummation of the Merger.

The CFIUS Approval Condition requires that (i) the parties shall have received written notice from the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity (“CFIUS”), that review or investigation under the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof (the “DPA”), of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice with respect to the Transactions prepared by the parties and submitted to CFIUS in accordance with the requirements of the DPA (the “CFIUS Notice”) and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions (the foregoing (i)-(iii), “CFIUS Approval”); provided, that Parent and Merger Sub will promptly waive the CFIUS Approval Condition if (a) all of the other conditions set forth in the Merger Agreement are satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub and (b) such waiver of the CFIUS Approval Condition would not adversely affect, or would reasonably be expected to adversely affect, Parent or any of its subsidiaries, including the Surviving Corporation following the Effective Time, as determined by Parent in its reasonable judgment.

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions to the Offer.” The Offer is not subject to any financing condition.

The CTG Board, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interest of CTG and its shareholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by CTG of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger be effected under Section 905 of the NYBCL and (v) resolved to recommend that the shareholders of CTG accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A more complete description of the CTG Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the

Solicitation/Recommendation Statement on Schedule 14D-9 of CTG (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to shareholders in connection with the Offer, together with this Offer to Purchase. Shareholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

CTG has advised Parent that, as of August 2, 2023, (i) 16,044,813.5554 Shares were issued and outstanding, (ii) 1,332,068 Shares were subject to issuance pursuant to all options to purchase Shares (“Company Options”) granted and outstanding under the Computer Task Group Incorporated 2020 Equity Award Plan, 2010 Equity Award Plan and 2000 Equity Award Plan (collectively, the “Company Equity Plans”), (iii) 1,155,349 Shares were subject to issuance pursuant to Company RSUs and Company PSUs granted and outstanding under the Company Equity Plans, (iv) 443,843 Shares were reserved for future issuance under the Company Equity Plans, and (v) 118,648 Shares were reserved for future issuance under the Computer Task Group, Incorporated Amended and Restated First Employee Stock Purchase Plan (the “CTG ESPP”). Based upon the foregoing and assuming (i) no additional Shares or Company Options are issued after August 2, 2023, (ii) all Company Options are exercised in full prior to the Expiration Time, and (iii) an estimated 10,710 Shares will be issued under CTG’s Non-Employee Director Deferred Compensation Plan between August 9, 2023 and prior to the expiration of the Offer based on information from CTG, the minimum number of Shares that Merger Sub must acquire in the Offer in order to exercise the Top-Up Option and consummate the Merger under Section 905(a) of the NYBCL is 11,591,729 Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

In connection with the execution of the Merger Agreement, the Supporting Shareholders have entered into a Tender and Support Agreement, dated as of August 9, 2023, with Parent and Merger Sub (the “Support Agreement”). Subject to the terms and conditions of the Support Agreement, each of the Supporting Shareholders agrees, among other things, subject to certain exceptions, to tender his or her Shares (including any Shares acquired upon the exercise of Company Options), pursuant to the Offer, which Shares represent in the aggregate approximately 8.8% of CTG’s total outstanding Shares as of August 8, 2023, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Merger Sub as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied but we have not acquired more than 90% of outstanding Shares, then CTG has granted Merger Sub the Top-Up Option by which Merger Sub may exercise in certain circumstances to purchase from CTG such number of authorized and unissued Shares equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one Share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis, or (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company). If Merger Sub acquires at least 90% of the Shares in the Offer (including pursuant to the Top-Up Option), Merger Sub shall consummate the Merger under Section 905(a) of the NYBCL without a shareholders meeting and without action by the Company’s shareholders.

Certain U.S. federal income tax considerations of the exchange of Shares for cash pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the NYBCL, shareholders of CTG will be entitled to appraisal rights under New York law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the NYBCL. Shareholders must properly perfect their right to seek appraisal under New York law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 —“Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer will occur on September 21, 2023 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Offer Acceptance Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the Governmental Impediment Condition and the other conditions described in Section 15 — “Conditions to the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must (and Parent must cause Merger Sub to) extend the Offer (i) for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) applicable to the Offer, (ii) for periods of up to ten (10) business days each until any waiting period (and extension thereof) applicable to consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated and (iii) for additional periods of up to ten (10) business days per extension at the request of CTG if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Condition. Additionally, Merger Sub may, in its discretion, extend the Offer on one or more occasions, if, as of the then scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Merger Sub or Parent for an additional period of up to ten (10) business days per extension, in order to permit the satisfaction of such Offer Condition.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Merger Sub will not be required, or permitted without the Company’s consent, to extend the Offer beyond February 9, 2024 (which date may be extended by up to ninety days under certain circumstances, the “End Date”). Except in the case of the valid termination of the Merger Agreement, Merger Sub may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CTG.

Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the consent of CTG, Parent and Merger Sub may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly by a public announcement in accordance with Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d) under the Exchange Act. Such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable after we acquire at least 90% of the Shares in the Offer (including pursuant to the Top-Up Option), we will complete the Merger without a vote of the shareholders of CTG pursuant to Section 905(a) of the NYBCL.

CTG has provided us with its shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the shareholder list of CTG and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions to the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

On the terms of and subject to the Offer conditions and the Merger Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Offer Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Merger Consideration for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•

a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•

the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two (2) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a

Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Parent, Merger Sub, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Merger Sub as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s shareholders.

Information Reporting and Backup Withholding. Payments made to a shareholder upon such shareholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Merger Consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 24%).

A U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will not be subject to backup withholding if the U.S. Holder (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed a U.S. Internal Revenue Service (“IRS”) Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax.

A non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the non-U.S. Holder certifies to the applicable withholding agent its exempt status by providing a properly executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a shareholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such shareholder timely and properly furnishes the required information to the IRS.

4. Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after October 23, 2023, which is the first business day following the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

5. Certain U.S. Federal Income Tax Considerations.

The following is a summary of certain U.S. federal income tax considerations relating to the Offer and the Merger that may be relevant to shareholders whose Shares are exchanged for cash in the Offer or the Merger.

This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder (as defined below) holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that own (or are deemed to own) 5% or more of the outstanding Shares, Holders of Shares that exercise appraisal rights, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations or any tax consequences arising under the Medicare contribution tax on net investment income.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer and Merger generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer and Merger.

No ruling has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders

Receipt of Cash. The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, the sale of Shares will generally give rise to capital gain or loss in an amount equal to the difference between the Offer Price and the holder’s adjusted tax basis in the Shares sold. If the Shares have a holding period of more than one year as of the date of the sale, such gain or loss generally will be long-term capital gain or loss. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. If the Shares have a holding period of one year or less, the gain or loss will be short-term capital gain or loss taxable at ordinary income rates. The amount and character of gain or loss with respect to the Shares must be calculated separately for different blocks of Shares sold pursuant to the Offer. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•

the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

FATCA. In certain circumstances, the Foreign Account Tax Compliance Act provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”) imposes a withholding tax of 30% on certain U.S.-source interest and other income unless certain non-U.S. financial institutions (including investment funds) (i) enter into, and comply with, an agreement with the IRS to perform certain due diligence on account holders, and report to the U.S. authorities, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons, or (ii) utilize an intergovernmental agreement (if available) between the United States and an applicable foreign country, to perform modified due diligence on account holders and report certain account holder information either directly to the U.S. authorities or to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which Shares are held will affect the determination of whether Merger Sub or another applicable withholding agent will be required to withhold tax at a rate of 30% on any portion of payments made pursuant to the Offer or the Merger that are treated as imputed interest. Such withholding tax will generally be in lieu of, rather than in addition to, the 30% withholding tax described in the preceding paragraph. Similarly, certain U.S. source interest and other income payable held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which Merger Sub generally will be required to provide to the IRS. A Non-U.S. Holder may be able to claim a credit or refund of the amount withheld under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the receipt of payments pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding.

Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Certain shareholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is properly and timely furnished by such U.S. Holder to the IRS.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6. Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “CTG.” CTG has advised Parent that, as of August 2, 2023, (i) 16,044,813.5554 Shares were issued and outstanding, (ii) 1,332,068 Shares were subject to issuance pursuant to all Company Options granted and outstanding under the Company Equity Plans, (iii) 1,155,349 Shares were subject to issuance pursuant to Company RSUs and Company PSUs granted and outstanding under the Company Equity Plans, (iv) 443,843 Shares were reserved for future issuance under the Company Equity Plans, (v) 118,648 Shares were reserved for future issuance under the CTG ESPP. Based upon the foregoing and assuming (i) no additional Shares or Company Options are issued after August 2, 2023, (ii) all Company Options are exercised in full prior to the Expiration Time, and (iii) an estimated 10,710 Shares will be issued under CTG’s Non-Employee Director Deferred Compensation Plan between August 9, 2023 and prior to the expiration of the Offer based on information from CTG, the minimum number of Shares that Merger Sub must acquire in the Offer in order to exercise the Top-Up Option and consummate the Merger under Section 905(a) of the NYBCL is 11,591,729 Shares validly tendered and not validly withdrawn prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low closing prices per Share for each quarterly period, as reported on NASDAQ. CTG did not declare any cash dividends on its Shares in 2021, 2022 or 2023.

	High	Low
Year Ended December 31, 2021
First Quarter	$9.90	$6.34
Second Quarter	11.57	9.46
Third Quarter	9.65	7.86
Fourth Quarter	9.97	7.73
Year Ended December 31, 2022
First Quarter	$9.92	$8.20
Second Quarter	10.05	8.35
Third Quarter	8.84	6.54
Fourth Quarter	8.05	6.76
Year Ended December 31, 2023
First Quarter	$7.89	6.90
Second Quarter	7.63	6.21
Third Quarter (through August 22, 2023)	10.25	7.35

On August 8, 2023, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $8.00. On August 22, 2023, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $10.25. The Offer Price represents an approximately 31.25% premium over the closing price of the Shares on August 8, 2023, the last full trading day before the announcement of the Merger Agreement, and a 44.8% premium to the trailing 90-day volume weighted average stock price as of August 7, 2023.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, CTG will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any securities of CTG or certain of its subsidiaries specified in the Merger Agreement (CTG and each such subsidiary, an “Acquired Company” and collectively, the “Acquired Companies”) (including the Shares) or set a record date therefor.

7. Certain Information Concerning CTG.

Except as specifically set forth herein, the information concerning CTG contained in this Offer to Purchase has been taken from or is based upon information furnished by CTG or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to CTG’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

The following description of CTG and its business has been taken from CTG’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2022, and is qualified in its entirety by reference to such Form 10-K.

CTG was incorporated in Buffalo, New York on March 11, 1966. CTG’s common stock trades on the Nasdaq Global Select Market under the symbol “CTG”. CTG’s headquarters are located at 300 Corporate Parkway, Suite 214N, Amherst, New York 14226, and its telephone number is (716) 882-8000. CTG’s internet address is www.ctg.com.

CTG is a leading provider of IT solutions and related services to its clients. These services include information and technology-related solutions, including staffing as a solution. With solution services, the Company generally takes responsibility for the deliverables and some level of project and staff management, and services may include high-end advisory or business-related consulting. When providing staffing services, including managed staffing, staff augmentation, and volume staffing, personnel are provided to clients, who then, in turn, take their direction from the clients’ managers.

Available Information. The Shares are registered under the Exchange Act. Accordingly, CTG is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning CTG’s directors and officers, their remuneration, stock options granted to them, the principal holders of CTG’s securities, any material interests of such persons in transactions with CTG and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on August 17, 2022. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including CTG, that file electronically with the SEC.

8. Certain Information Concerning Parent and Merger Sub.

Parent is a limited liability company formed in 1992 in Belgium. Parent’s principal executive offices are located at Corda 3 Kempische Steenweg 307, 3500 Hasselt, Belgium. The telephone number of Parent is +32 11 24 02 34.

Parent is a leading IT solutions provider which offers integrated end-to-end solutions in the fields of Data, Applications, and Infrastructure to over 2,500 customers. A family-owned company since its inception, Parent has over 6,000 employees with locations in Belgium, Luxembourg, the Netherlands, Germany, Austria, Romania, Moldova, Italy, the Czech Republic, Slovakia, Sweden, the United States, and Greece, and had a consolidated turnover of €871 million in 2022.

Merger Sub is a New York corporation formed on August 3, 2023, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and CTG will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub purchases Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub’s principal executive offices are located at Corda 3 Kempische Steenweg 307, 3500 Hasselt, Belgium. The telephone number of Merger Sub is +32 11 24 02 34.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Merger Sub are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Merger Sub, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Merger Sub or, to the best knowledge of Parent Merger Sub, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of CTG (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with CTG or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or Merger Sub or any of their subsidiaries, or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CTG or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Merger Sub has filed electronically with the SEC.

9. Source and Amount of Funds.

Parent estimates that it will need approximately $180,000,000 to purchase all of the Shares pursuant to the Offer, make payments in respect of outstanding In the Money Options, Company RSUs and Company PSUs, repay existing indebtedness of CTG, pay the Merger Consideration and consummate the Merger and pay related fees and expenses. Parent will provide Merger Sub with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger Consideration and the other payments contemplated by the Merger Agreement, all in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or Merger Sub’s ability to finance the purchase of Shares pursuant to the Offer or the Merger.

Parent expects to obtain the necessary funds for the acquisition of Shares in the Offer, the Merger Consideration and the other payments contemplated by the Merger Agreement through (i) its cash on hand, (ii) borrowings under the credit facilities to be provided pursuant to the Debt Commitment Letter and described below or (iii) a combination of the foregoing. To the extent borrowings are made by Parent to fund Merger Sub’s purchase of Shares, such funds will be provided to Merger Sub through intercompany borrowings. Aside from its existing credit facilities, Parent does not have any other alternative financing plans or arrangements.

Debt Financing

Parent has received a Commitment Letter dated August 8, 2023 (the “Debt Commitment Letter”), pursuant to which KBC Bank NV, Belfius Bank SA/NV and ING Belgium SA/NV (together, the “Commitment Parties”) have committed to provide, subject to the terms and conditions of the Debt Commitment Letter, to Parent senior secured credit facilities in the aggregate amount of up to €135 million plus $35 million. The proceeds of the new credit facilities, in addition to a portion of Parent’s existing cash on hand, would be used to pay the Merger Consideration, refinance the Company’s existing indebtedness and pay any fees and expenses in connection with any of the foregoing (such committed debt financing, collectively, the “Debt Financing”). The Debt Financing is expected to consist of a €100 million acquisition bridge facility, a €35 million acquisition term loan facility and a $35 million acquisition term loan facility.

It is anticipated that the acquisition bridge facility will mature on the date which is three months after the signing of the new credit facilities, subject to a three month extension option, and the acquisition term loan facilities will mature on the fifth anniversary of the signing of the Parent’s existing credit facility, or July 19, 2027. The acquisition bridge facility will have to be repaid in full on the termination date in respect of the acquisition bridge facility as set forth in the Debt Commitment Letter. The acquisition term facilities will call for amortization payments as set forth in the Debt Commitment Letter.

The applicable interest rate on the acquisition bridge facility is anticipated to be based on EURIBOR and a margin of 1.55% per annum (from the signing date of the new credit facilities to the date falling 3 months after that signing date) and 2.05% per annum (subject to the extension option being exercised, from the date falling 3 months after the signing date of the new credit facilities to (but excluding) the termination date in respect of the acquisition bridge facility). The applicable interest rate in respect of the EUR acquisition term facility is anticipated to be based on the Parent’s existing credit facilities with rates based on EURIBOR and a margin ranging between 0.85 % and 1.60 % per annum (depending on the applicable leverage ratio and where such margin shall be increased with 0.40 % per annum in case of, and during, a permitted overleveraged period). The applicable interest rate in respect of the USD acquisition term facility is anticipated to be based on Term SOFR, the Bloomberg Credit Adjustment Spread (being 0.11448% p.a. (for interest periods of one month), 0.26161 % p.a. (for interest periods of three months) and 0.42826% p.a. (for interest periods of six months) and a margin ranging between 0.85 % and 1.60 % per annum ( in, each case, increased with 25bps and depending on the applicable leverage ratio and where such margin shall be increased with 0.40% per annum in case of, and during, a permitted overleveraged period).

It is anticipated that voluntary prepayments of the new credit facilities will be permitted at any time without premium or penalty (but subject to breakage costs if the prepayment does not occur at the end of an interest period) in the minimum amounts equal to €5 million or $5 million, as applicable. It is further anticipated that the acquisition bridge facility will be subject to mandatory prepayment with net cash proceeds from a disposal by a subsidiary of the Cegeka Holding NV as further described in the Debt Commitment Letter.

The obligations under the new credit facilities are or will be secured by (i) the Shares held by Parent or Merger Sub on the Closing Date and (ii) shares issued by any subsidiaries of CTG in the United States, England, Luxembourg, Belgium and France, as well as substantially all of the assets of CTG and such subsidiaries (subject to customary exceptions consistent with the Parent’s existing credit facilities). Parent will also guarantee the acquisition bridge facility.

The documentation governing the new credit facilities has not been finalized. Accordingly, the terms thereof are subject to change.

The funding of the Debt Financing, is subject to the following conditions:

•	execution and delivery of definitive financing documentation for the Debt Financing by Parent and each of the other parties party thereto;

•

the Merger shall have been consummated or will be consummated substantially concurrently with the funding of the Debt Financing, on substantially the terms set forth in the Merger Agreement (subject to certain potential modifications deemed not materially adverse to the interests of the lenders as set forth in the Debt Commitment Letter or approved by the Commitment Parties or any changes required by the SEC or in connection with increasing the time the Tender Offer shall remain outstanding);

•

the material accuracy of certain specified representations to the extent required by the limited conditionality provisions set forth in the Debt Commitment Letter (or if qualified by materiality or material adverse effect, the accuracy thereof);

•

the provision of applicable documentation under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act and completion of all required “know your customer” or similar identification procedures in respect of the borrowers;

•	the payment, or arrangement for such payment substantially contemporaneously with the initial funding of the Debt Financing, of all fees and expenses required to be paid to by the Parent;

•

all documents and instruments required to create and (if required by the relevant security agreement) perfect the security agent’s security interest required to be provided on the Closing Date (as described in the Debt Commitment Letter) shall have been executed and delivered to the facility agent and, if applicable, be in proper form for filing;

•	a Material Adverse Effect (as defined in the Merger Agreement) has not occurred since the date of the Merger Agreement; and

•	the refinancing of the Company’s existing debt associated with the Transactions shall have been consummated or will be consummated substantially concurrently with the closing of the Debt Financing.

The foregoing summary of certain provisions of the Debt Commitment Letter is qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO.

10. Background of the Offer; Past Contacts or Negotiations with CTG.

The information set forth below regarding CTG not involving Parent or Merger Sub was provided by CTG, and none of Parent, Merger Sub or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Merger Sub, Parent or any of their affiliates or representatives participated.

Background of the Offer and the Merger

The following is a description of material contacts between representatives of Parent, Merger Sub and representatives of CTG that resulted in the execution of the Merger Agreement. For a review of CTG’s additional activities, please refer to CTG’s Schedule 14D-9 that will be filed with the SEC and mailed to all CTG shareholders.

The board of directors of Parent (the “Parent Board”), together with Parent’s senior management, regularly evaluates and considers strategic opportunities, including investments in and acquisitions of third party companies and technologies, and other business initiatives intended to create or enhance shareholder value. These reviews included, at times, consideration of a potential strategic transaction with CTG.

On March 3, 2022, Parent’s CEO, Stijn Bijnens, reached out to CTG’s CEO, Filip Gydé, to request an introductory call.

On March 15, 2022, Mr. Bijnens and Mr. Gydé held an introductory call via video conference.

On September 20, 2022, Mr. Bijnens and Parent’s Chairman André Knaepen had lunch with Mr. Gydé during which Mr. Knaepen informed Mr. Gydé that Parent may have an interest in a strategic transaction with CTG.

On October 7, 2022, Mr. Bijnens emailed Mr. Gydé a non-binding proposal to acquire CTG at a price range of $9.00 to $9.40 per Share, subject to customary conditions.

On November 4, 2022, Parent and CTG entered into a confidentiality agreement in customary form for a public company.

On November 22, 2022, Messrs. Bijnens, Knaepen, Stephan Daems (Parent’s CFO), Pieter Verstraeten (Parent’s Chief Strategy Officer) and Rickert Iwema (then Parent’s Head of M&A) met via video conference with Messrs. Gydé and Laubacker for an information strategy to discuss CTG’s business and strategy.

On December 22, 2022, Messrs. Bijnens and Knaepen had dinner with Mr. Gydé and provided an update on the status of their diligence.

On December 30, 2022, CTG’s stock price closed at $7.56 per Share, reflecting the headwinds experienced in implementing CTG’s digital transformation strategy as a stand-alone company in 2022.

On February 6, 2023, representatives of CTG’s investment banker, Raymond James & Associates, Inc. (“Raymond James”) had an introductory call with representatives of Stifel Financial Corp. (“Stifel”), Parent’s investment banker, who reiterated Parent’s interest in pursuing a transaction. Representatives of Raymond James relayed the CTG Board’s message that Parent’s current offer price was inadequate.

On March 10, 2023, Jay Helvey, Chair of the CTG Board, and Mr. Gydé had lunch with Mr. Knaepen and certain of his colleagues in Brussels, Belgium. On March 16, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen to discuss Parent’s interest in CTG, and Mr. Knaepen offered to increase the proposed purchase price to $10.50 per Share, subject to further diligence. CTG’s stock price closed that day at $7.65 per Share.

On March 19, 2023, the Parent Board unanimously authorized and approved the negotiation, execution, delivery and performance of the Transactions and authorized management of Parent to proceed with the Transactions, including the financing required to consummate the Transactions.

On March 22, 2023, Mr. Helvey contacted Mr. Knaepen to acknowledge Parent’s improved offer and stated that he would discuss the proposal with the CTG Board. On March 29, 2023, Mr. Helvey again contacted Mr. Knaepen to inform him that the CTG Board was meeting to discuss Parent’s proposal.

On April 3, 2023, representatives of Raymond James had a telephone call with representatives of Stifel to discuss Parent’s improved proposal. Representatives of Stifel expressed that Parent had meaningfully increased its offer price and would move on if CTG was not interested in pursuing a transaction.

On April 4, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen to discuss Parent’s proposal.

On April 21, 2023, Mr. Gydé had a video conference with Mr. Bijnens of Parent where Mr. Bijnens provided an update of Parent’s diligence to date.

On May 3, 2023, representatives of Raymond James had a telephone conversation with representatives of Stifel and informed them that the CTG Board had instructed Raymond James to run a targeted sale process.

On May 11, 2023, representatives of Raymond James had a telephone conversation with representatives of Stifel to outline the deal timing and process. Representatives of Stifel requested meetings with CTG management and higher priority diligence items prior to the end of May.

On June 1, 2023, Parent received access to the virtual data room and received a Phase I process letter from representatives of Raymond James.

On June 12, 2023, Messrs. Gydé and Laubacker had a video conference with Messrs. Bijnens, Daems, Verstraeten and Ruben Gofflo (Parent’s M&A specialist) along with representatives of each of Stifel and Raymond James to discuss CTG’s business and strategy.

On June 22, 2023, Parent submitted a non-binding proposal to acquire CTG. Parent proposed a purchase price of $10.50 per Share in cash. CTG’s stock price closed at $7.35 per Share that day.

On June 27, 2023, representatives of Raymond James spoke by telephone with representatives of Stifel and expressed the CTG Board’s disappointment that Parent did not raise its offer price from the March proposal. Representatives of Stifel pointed out that CTG’s earnings had declined since March, but that Parent did not reduce its proposed price. Representatives of Raymond James notified representatives of Stifel that a small number of parties were moving to the next round of the process and would be invited to management meetings to discuss CTG’s business, financial performance and operations.

During the next two weeks, representatives of Raymond James had numerous calls with Stifel addressing diligence and process topics.

On June 30, 2023, representatives of Raymond James provided a Phase II process letter and draft merger agreement to Parent.

From June 30, 2023 and onwards, Parent, with the assistance of DLA Piper, negotiated the terms of the Debt Commitment Letter.

On July 10, 2023, Messrs. Gydé and Laubacker along with other members of the CTG management team had dinner with Mrs. Nouwen (Director of Parent) and Messrs. Knaepen, Bijnens, Verstraeten and Gofflo along with representatives of Raymond James and Stifel. The next day, the same parties had an in person meeting where CTG management made a presentation regarding CTG’s business and strategy. This meeting was followed by several virtual meetings and calls from July 12, 2023, to July 26, 2023, among representatives of each of CTG, Parent, Raymond James, Stifel, Baker McKenzie (CTG’s legal counsel) and DLA Piper (Parent’s legal counsel) for due diligence purposes.

On July 19, 2023, Parent was provided with preliminary earnings results for the second quarter.

On July 20, 2023, Parent provided its revised draft of the merger agreement to CTG for its consideration when evaluating the forthcoming offer as provided in the Phase II process letter.

On July 26, 2023, representatives of Raymond James, sent Parent a revised draft of the merger agreement prepared by Baker McKenzie reflecting CTG’s views on the various deal points, including the need for deal closing certainty, a reasonable break fee in the event of a superior proposal and a rejection of expense reimbursement to Parent in the event that the tender offer is not successful.

On July 28, 2023, representatives of Raymond James had a telephone conversation with representatives of Stifel to discuss the status of Parent’s diligence and Parent’s plans to submit a final proposal along with a revised merger agreement by the July 31, 2023, deadline.

On July 30, 2023, Parent provided a revised draft of the merger agreement. Representatives of Raymond James and Stifel spoke by telephone during which representatives of Raymond James emphasized that the CTG Board was focused on price and certainty of closing and that Parent should try to eliminate all issues that could add uncertainty to closing. Representatives of Stifel noted that Parent was struggling with further degradation in earnings that had occurred during the process and the related impact to offer price as well as the desire for a short exclusivity period if Parent submitted the best proposal.

On July 31, 2023, Parent submitted its “best and final” offer along with copies of a debt commitment letter and a revised mark-up of the merger agreement. Parent’s proposal maintained an offer price of $10.50 per Share with committed financing. Parent’s offer price represented a 49.1% premium to the trailing 90-day volume weighted average price as of July 28, 2023 and its revised draft of the merger agreement conceded several deal points with the only remaining issues being the amount of the break fee in the event of termination by CTG due to a superior proposal or intervening event and the conditions to closing. Parent also requested a meeting with CTG executive management in New York City to discuss views on the combined company and to understand their personal ambitions. Parent requested a seven day exclusivity period to finalize negotiations on the merger agreement.

On August 1, 2023, representatives of Raymond James had a telephone conference with representatives of Stifel during which representatives of Stifel confirmed that all diligence had been completed except that Parent desired to have meetings with CTG executive management prior to signing a definitive agreement to discuss their post-closing operational roles in the combined company.

On August 2, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen to discuss the requested meeting with CTG executive management to discuss Parent’s intentions with respect to their operational roles post-closing.

Later on August 2, 2023, representatives of Raymond James had a telephone conference with representatives of Stifel during which they communicated that the CTG Board, while another bidder remained with a very competitive offer, was inclined to grant Parent a seven day exclusivity period if Parent increased its offer price to $10.75 per Share. Later that day, representatives of Stifel called representatives of Raymond James and reported that $10.50 per Share was Parent’s best and final offer and that the final offer was conditioned on meetings with CTG executive management and a seven day exclusivity period. Also on such day, Baker McKenzie sent DLA Piper a revised draft of the merger agreement.

On August 3, 2023, Mr. Helvey spoke by telephone with Mr. Knaepen regarding Parent’s request for exclusivity. Later that day, CTG and Parent entered into an exclusivity agreement to expire at 11:59 p.m., Eastern time, on August 8, 2023.

On August 4, 2023, with the permission of the CTG Board, Messrs. Knaepen, T. Knaepen (Parent board member), Verstraeten and Gofflo had meetings in New York City with Messrs. Gydé and Laubacker along with other members of the CTG executive management team, as a group and individually, to discuss Parent’s preliminary plans regarding roles for the executives in the combined company. The parties did not discuss post-closing compensation. Later that day, DLA Piper sent Baker McKenzie a revised draft of the merger agreement.

From August 4, 2023, to August 8, 2023, the parties negotiated the final deal points in the merger agreement along with the disclosure letter. The parties agreed to a break fee of 4.25% of the deal value in the event the merger agreement was terminated due to a superior proposal or intervening event or in certain other circumstances and resolved other deal points.

On August 8, 2023, the board of directors of Merger Sub executed a unanimous written consent which (i) determined that the terms of the Merger Agreement and the Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interest of Merger Sub and its sole shareholder, (ii) approved, adopted and declared advisable the Merger Agreement and the Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the sole shareholder of Merger Sub approve, adopt and declare advisable the Merger Agreement and the Support Agreement, and the transactions contemplated thereby, including the Offer and the Merger.

On August 8, 2023, CTG’s stock price closed at $8.00 per Share. Later on August 8, 2023, Parent entered into the Debt Commitment Letter. CTG and Parent worked through the night to finalize the merger agreement, disclosure letter and related transaction documents.

After consultation with their respective works councils in Belgium in the morning of August 9, 2023, the parties signed the Merger Agreement prior to the opening of trading on NASDAQ and issued a press release announcing the execution of the Merger Agreement.

On August 23, 2023, Merger Sub and Parent commenced the Offer and filed the Schedule TO.

For more information on the Merger Agreement and the other agreements related to the Offer and the Merger, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and shareholders with information regarding its terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Merger Sub or CTG. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by CTG to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Investors and shareholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and shareholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer no later than August 23, 2023. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions to the Offer,” the Merger Agreement provides that Merger Sub will, and Parent will cause Merger Sub to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions to the Offer shall occur on September 21, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated, except that CTG’s prior written approval is required for Parent or Merger Sub to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions or requirements on the Offer in addition to the Offer Conditions;

•	amend, modify or waive the Minimum Condition, the Termination Condition, the Regulatory Condition or the Governmental Impediment Condition;

•	otherwise amend any other term of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement; or

•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances under which Merger Sub is required or permitted to extend the Offer and under which Parent is required to cause Merger Sub to extend the Offer. Specifically, the Merger Agreement provides that:

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, to the extent waivable by Merger Sub or Parent, Merger Sub or Parent may, in their sole discretion, extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied;

•

Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for any period required by applicable securities law, rule or regulation, any interpretation or position of the SEC or its staff or NASDAQ applicable to the Offer;

•

Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law has expired or been terminated; and

•

if, as of the then-scheduled Expiration Date, any Offer Condition has not been satisfied or waived, at the request of CTG, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied.

However, Merger Sub is not required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (such earlier occurrence, the “Extension Deadline”) and may not extend the Offer beyond the Extension Deadline without CTG’s consent. Except in the case of the valid termination of the Merger Agreement, Merger Sub may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of CTG.

Merger Sub has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.

Top-Up Option. Under the Merger Agreement, the Company has granted Merger Sub an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent, Offeror and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company). The Top-Up Option will be exercisable only once, in whole but not in part, at any time following the

Offer Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

In the event the Minimum Tender Condition is satisfied and exercise of the Top-Up Option would result in Merger Sub and Parent collectively owning one share more than 90% of the total Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) then outstanding, then Merger Sub will be obligated to exercise the Top-Up Option and will do so on the same day on which Merger Sub accepts for payment Shares tendered pursuant to the Offer; provided that in no event shall the Top-Up Option be exercised (i) for a number of Shares in excess of the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company) or (ii) if any provision of applicable law shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. At the closing of the purchase of Top-Up Shares, which shall take place simultaneously with the Offer Acceptance Time, the aggregate purchase price owed by Merger Sub to CTG for the Top-Up Shares will be paid to CTG by (A) paying in cash by wire transfer of same-day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A). Such promissory note (i) shall bear simple interest at a rate of three percent (3%) per annum, payable in arrears at maturity, (ii) shall mature on the first anniversary of the date of execution of such promissory note, (iii) shall be full recourse to Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty and (v) shall have no other material terms.

Any impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Dissenting Shares (as defined below) pursuant to Sections 910 and 623 of the NYBCL

Board of Directors and Officers. Under the Merger Agreement, the board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Merger Sub immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the NYBCL, at the Effective Time, Merger Sub will be merged with and into CTG, the separate existence of Merger Sub will cease, and CTG will continue as the Surviving Corporation in the Merger. The Merger will be effected under Section 905(a) of the NYBCL. Accordingly, Parent, Merger Sub and CTG have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Acceptance Time, and in any event on the same date as the Offer Acceptance Time, without a vote of CTG’s shareholders in accordance with Section 905(a) of the NYBCL.

As of the Effective Time, the certificate of incorporation of CTG will, by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Annex II to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation.

The bylaws of Merger Sub immediately prior to the Effective Time will be the bylaws of the Surviving Corporation at and immediately after the Effective Time, except that references to the name of Merger Sub will be replaced by references to the name of the Surviving Corporation.

The obligations of CTG, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Merger Sub (or Parent on Merger Sub’s behalf) must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•

there shall be no temporary restraining order, preliminary or permanent injunction or other order, decree or ruling by any governmental body in effect restraining, enjoining or otherwise preventing the consummation of the Merger, and no governmental body shall have promulgated, enacted, issued or deemed applicable to the Merger any law which prohibits or makes illegal the consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares held by CTG as treasury stock or Shares held by Parent, Merger Sub or any other subsidiary of Parent, which will be cancelled and retired and cease to exist without consideration or payment; and Shares held by a holder who exercises appraisal rights in accordance with New York law with respect to such Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Each share of Merger Sub’s common stock outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares, which immediately prior to the Effective Time represented Shares, shall cease to have any rights with respect to such Shares other than (a) the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration; (b) rights provided with respect to Shares of a holder who exercises appraisal rights in accordance with New York law, such consideration as determined pursuant to Sections 910 and 623 of the NYBCL; or (c) rights provided with respect to Shares under any other applicable law.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each Company Option that is outstanding and unexercised at the Effective Time, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of the (x) Offer Price over (y) exercise price payable per Share under such In the Money Option, multiplied by (ii) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting), subject to any applicable withholding or other taxes required by applicable law.

Each Company Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested (each, an “Out of the Money Option”) will be cancelled at the Effective Time without any consideration payable therefor.

Each of the restricted stock units with respect to Shares that is outstanding at the Effective Time, which are not Company PSUs (as defined below) (each, a “Company RSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU.

Each of the then outstanding performance vesting restricted stock units with respect to Shares that is outstanding at the Effective Time (each, a “Company PSU”) whether or not vested, will be canceled and the holder thereof will be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the target level of performance).

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Merger Sub or CTG, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by CTG to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, CTG has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of certain changes since January 1, 2023;

•	since January 1, 2023, the absence of a Material Adverse Effect (as defined below);

•	title to assets;

•	real property matters;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	legal and regulatory compliance;

•	privacy and data security;

•	compliance with anti-corruption, anti-bribery, sanctions and trade control laws;

•	permits and licenses and compliance with laws;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	related party transactions;

•	opinion of its financial advisors; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by CTG are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of CTG to consummate the Transactions on or before the End Date or (b) the business, assets, condition (financial or otherwise) liabilities (contingent or otherwise), operations or results of operations of the Acquired Companies, taken as a whole. Clause (b) of the definition of “Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(i)

any change in the market price or trading volume of CTG’s stock or change in CTG’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded by another exception;

(ii)	any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (subject to specified exceptions);

(iii)

any event, occurrence, circumstance, change or effect generally affecting the industry in which the Acquired Companies operate or in the economy generally or other general business, financial or market conditions;

(iv)	any event, occurrence, circumstance, change or effect arising from fluctuations in the value of any currency or interest rates;

(v)

any event, occurrence, circumstance, change or effect arising from any act of terrorism, war, national or international calamity, pandemic, hurricane, tornado, flood, earthquake, natural disaster, outbreaks of illness or other public health-related events or any other similar event, and any actions taken by any governmental body with respect thereto;

(vi)

the failure of CTG to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded by another exception;

(vii)

any adverse effect arising directly from or otherwise directly relating to any action taken by CTG at the express written direction of Parent or any action specifically required to be taken by CTG, or the failure of CTG to take any action that CTG is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor;

(viii)

any event, occurrence, circumstance, change or effect arising from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any legal requirement or GAAP; and

(ix)

any reduction, termination or failure to renew any customer contract within the CTG’s Non-Strategic Technology Services segment; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (viii) may be deemed to constitute or be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to CTG with respect to:

•	corporate matters, such as organization, standing, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of litigation;

•	sufficiency of funds and debt financing to consummate the Offer and the Merger;

•	ownership of securities of CTG;

•	independent investigation regarding CTG; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. CTG has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly required or permitted by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in CTG’s confidential disclosure letter, CTG will, and will cause each other Acquired Company to, (i) conduct its business in the ordinary course consistent with past practice, and (ii) use its commercially reasonable efforts to preserve intact its material business organizations and relationships with material third parties.

CTG has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly required or permitted by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in CTG’s confidential disclosure letter, CTG will not, and will cause the Acquired Companies not to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	establish a record date for, declare, set aside, make or pay any dividend or distribution in respect of any securities of an Acquired Company (including the Shares);

•

repurchase, redeem or otherwise reacquire any capital stock or ordinary shares, including the Shares, or any rights, warrants or options to acquire any of such capital stock, ordinary shares or the Shares;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

sell, issue, grant, deliver, pledge, transfer, encumber or authorize any of the foregoing for any capital stock, equity interest or other security, other than Shares issuable upon exercise of the Company Options, Company RSUs or Company PSUs outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	establish, adopt, terminate or amend any employee benefit plan, including any employment, consulting, severance or similar arrangement;

•	amend or waive any of CTG’s material rights under, or accelerate the vesting under, any provision of any employee benefit plan;

•	grant any current or former employee, director or other service provider any loan or forgiveness of loan, or any increase in compensation, bonuses or other benefits;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any material joint venture, partnership or similar arrangement;

•	make or authorize any capital expenditure, except capital expenditures that do not exceed $250,000 individually or $500,000 in the aggregate;

•

acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets constituting a business or any portion of a business for consideration in excess of $500,000 in the aggregate;

•

lease, license, sublicense, pledge, mortgage or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term or abandonment of any application for registration of any intellectual property right in the ordinary course of business consistent with past practice), transfer or assign any material right or other material asset or property;

•	lend money or make capital contributions or advances to, or make investments in, any person;

•	incur or guarantee any indebtedness other than between CTG and a wholly owned Acquired Company or between wholly owned Acquired Companies;

•

enter into, amend or modify in any material respect, waive, renew (other than automatic renewals in accordance with an applicable material contract in effect as of the Effective Time) any material rights under or voluntarily terminate any material contract or any contract that would constitute a material contract if it had been in effect on the Effective Time;

•

except as required by applicable law or United States generally accepted accounting principles (or interpretations thereof), (i) make any material change to any accounting method or accounting period used for tax purposes that has a material effect on taxes; (ii) rescind or change any material tax election; (iii) file a material amended tax return; (iv) enter into a closing agreement with any governmental body regarding any material tax liability or assessment; (v) settle, compromise or consent to any material tax claim or assessment or surrender a right to a material tax refund; (vi) waive or extend the statute of limitations with respect to any material tax or material tax return; (vii) fail to file any material tax return on or before its due date; or (viii) fail to pay any material tax as it becomes due;

•

settle, release, waive or compromise any legal proceeding or other claim (or threatened legal proceeding or other claim) against any Acquired Company, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations by the Acquired Companies of not more than $350,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Companies), or (B) results in no monetary or other material non-monetary obligation of any Acquired Company;

•	enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any shareholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Companies;

•

other than in the ordinary course of business consistent with past practice, hire or terminate (without cause) any employee or contingent worker, or enter into, amend, modify or terminate any employment, severance, bonus, retention, change in control or similar agreement with any current or former employee or contingent worker of the Company or its subsidiaries, in each case (i) with an annual base salary and target bonuses or other incentive compensation that, in aggregate, exceeds $350,000; (ii) where such employee or contingent worker is or would be entitled by agreement, policy or practice to any severance payments or benefits or any bonus or accelerated vesting in connection with the transactions contemplated hereby, in each case, other than pursuant to applicable legal requirements (other than any obligations arising under any contract); or (iii) where any such terminations would constitute an “employment loss” under the WARN Act;

•	enter into any new line of business;

•

fail to maintain in full force and effect insurance policies covering the Acquired Companies and their material properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

•	authorize, agree or commit to take any of the foregoing actions.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, pursuant to its terms, (i) upon reasonable advance notice, the Acquired Companies have agreed to provide Parent and Parent’s officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financing sources, financial advisors and other advisors and representatives (collectively, “Representatives”) reasonable access during CTG’s normal business hours to CTG’s designated Representatives and assets, and to all existing books, records, documents and information relating to the Acquired Companies, as Parent may reasonably request for any reasonable business purpose related to the Transactions, and to promptly provide all reasonably requested information regarding the Acquired Companies’ business, subject to customary exceptions and limitations.

Notice of Certain Events. CTG, Parent and Merger Sub have agreed to promptly notify the other of (i) any notice or communication received from any governmental body in connection with the Transactions or from any person alleging that the consent of such person may be required in connection with the Transactions; (ii) any legal proceeding relating to the Transactions; or (iii) the occurrence or impending occurrence of a Material Adverse Event, with respect to CTG, or any effect, change, event or occurrence that would or would reasonably be likely to, individually or in the aggregate, materially impair, prevent or materially delay or impede Merger Sub’s ability to consummate the Transactions in a timely manner.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of the current and former directors and officers of each Acquired Company, whom we refer to as “Indemnitees,” with respect to acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time). Specifically, Parent has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of Indemnitees as provided in CTG’s certificate of incorporation or bylaws or under any agreement made available by CTG to Parent (in the case of current directors and officers of CTG) with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Effective Time.

In addition, Parent has agreed that it will cause the Surviving Corporation and its subsidiaries to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time), arising out of the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any

Acquired Company as a director or officer of another person, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement. If it is ultimately determined by final adjudication that any Indemnified Person to whom expenses are advanced is required to provide an undertaking, if and only to the extent required by the NYBCL or the Surviving Corporation’s or its Subsidiaries’ certificate of incorporation or bylaws or any such indemnification or other similar agreements, to repay such advances, such Indemnified Person is not entitled to indemnification. Further, the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance). In addition, Parent or the Surviving Corporation will be required to pay with respect to such insurance policies no more than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of the Merger Agreement (the “Maximum Amount,”) and if the Surviving Corporation is unable to obtain the insurance required herein, it will obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the date on which the consummation of the Merger occurs (the “Closing Date”), CTG may, at its option, purchase a “tail” director’s and officer’s, employment practices and fiduciary liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the director’s and officer’s, employment practices and fiduciary liability insurance coverage then maintained by or for the benefit of the Acquired Companies. Such “tail” insurance policy will provide coverage in an amount not less than that of the Acquired Companies’ policies existing on the date of the Merger Agreement and will have other terms no less favorable to the insured persons; however, neither Parent nor the Surviving Corporation will be required to pay with respect to such insurance policies, more than the Maximum Amount.

Reasonable Best Efforts. Each of CTG, Parent and Merger Sub has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. In particular, each party has agreed to use reasonable best efforts to (i) make all filings (if any) and give all notices (if any) required to be made and given pursuant to any material contract in connection with the Offer and the Merger and the other Transactions, (ii) seek each consent (if any) required to be obtained pursuant to any material contract in connection with the Transactions to the extent requested in writing by Parent and (iii) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third person (other than a governmental body under the antitrust laws) against such party.

CFIUS. Each of CTG, Parent and Merger Sub has agreed to use its respective reasonable best efforts to obtain CFIUS Approval prior to the initial End Date, including using their respective reasonable best efforts to: (i) as soon as practicable, and not later than fifteen (15) business days after the date of the Merger Agreement, file a draft CFIUS Notice in connection with the CFIUS Approval in accordance with the DPA, (ii) promptly (and not later than five (5) business days) file a final CFIUS Notice in accordance with the DPA after receipt of comments from CFIUS to the draft CFIUS Notice or confirmation by CFIUS that it has no comments to the draft

CFIUS Notice, (iii) promptly and, in all events consistent with any deadline imposed by CFIUS or pursuant to other applicable law, comply with any request received by it from any governmental body for any certification, additional information, documents or other materials in respect of such CFIUS Notice, (iv) undertake reasonable efforts to cooperate in all respects with each other in connection with the drafting and filing of the draft and final CFIUS Notice and in providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions within the timeframes set forth in the DPA; (v) promptly inform each other of any material communication with CFIUS; and (vi) permit each other to review any communication by the other, and consult with the other in advance of any planned meeting or conference, with CFIUS, and, to the extent permitted by CFIUS, grant each other the opportunity to attend and participate in any such planned meeting or conference, except that neither Parent nor CTG shall be obligated to disclose to the other any communication to CFIUS that Parent or CTG considers to be proprietary or confidential or that would violate any applicable laws. Parent and CTG will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable actions necessary, proper, or advisable to obtain CFIUS Approval. The exercising of “reasonable best efforts” will in no event require the parties, as a condition to obtaining CFIUS Approval, to take any action that may limit Parent’s freedom of action with respect to CTG, or to sell, divest or hold separate or take any other action with respect to any assets, businesses, or interests in any assets or businesses of the parties (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by the parties of any of their assets, businesses or interests in any of their assets or businesses). Parent is responsible for 100% of the CFIUS filing fee required.

Antitrust Laws. Each of CTG, Parent and Merger Sub has agreed to use its reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under any antitrust laws that may be asserted by any governmental body or any other party, so as to enable the closing to occur as promptly as practicable, but in no case later than the End Date, including responding as promptly as reasonably practicable to all requests for information by any governmental body pursuant to its evaluation of the Transactions under the HSR Act or other applicable antitrust laws. Nothing in the Merger Agreement obligates Parent or any of its subsidiaries or affiliates (i) to proffer, negotiate, accept, or implement (A) the divestiture, sale, license, or other disposition of any assets, entities, businesses, or operations of Parent, CTG, or any of their respective subsidiaries or affiliates, or (B) the imposition of any constraints, restraints, or other obligations or conditions upon the operation of any assets, entities, businesses, or operations of Parent, CTG, or any of their respective subsidiaries or affiliates; or (ii) to defend through litigation, arbitration, or other dispute resolution process, on the merits or otherwise, any claim asserted by any party under any antitrust laws, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent). With respect to any efforts described in this paragraph, each party will bear its own attorney fees and costs.

Each of CTG, Parent and Merger Sub will, if applicable, (and will cause their respective affiliates, if applicable, to): (i) promptly, but in no event later than five (5) business days after the date of the Merger Agreement, make an appropriate filing of a notification and report form as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other governmental bodies in connection with the Transactions. However, the requirements of the HSR Act do not apply to either the acquisition of Shares in the Offer or to the Merger because the acquisition of the Company’s non-US entities and assets is exempt and Parent has determined, in good faith, that the fair market value of the Company’s U.S. entities and assets is below the applicable reportability threshold.

In addition CTG, Parent and Merger Sub have also agreed, until the Effective Time or the termination of the Merger Agreement pursuant to its terms, to: (i) promptly notify the other parties of the making or commencement of any request, inquiry, investigation, action or legal proceeding brought by a governmental body or brought by a third party before any governmental body, in each case, with respect to the Transactions under antitrust laws, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iii) promptly inform the other parties of, and wherever practicable, give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (iv) promptly furnish to the other party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding, and (vi) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the Transactions, give the other party reasonable advance written notice of, and permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding. Any notification, submission, or correspondence to any governmental body is subject to prior approval by both parties, with such approval not to be unreasonably withheld or delayed.

Employee Matters. Parent has agreed that, for a period of one (1) year following the Effective Time, it will provide, or it will cause to be provided, to each employee of CTG or its subsidiaries who is employed by CTG or its subsidiaries as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one (1) year period (the “Continuing Employees”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (excluding equity or equity-based compensation and any retention or other special or non-recurring bonus or incentive awards) that are no less favorable, in the aggregate, than those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time and (iii) other compensation and employee benefits (excluding equity or equity-based compensation and any retention or other special or non-recurring bonus or incentive awards) that in the aggregate are no less favorable than those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time.

Parent has also agreed that, for a period of one (1) year following the Effective Time, all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under CTG’s health and welfare benefit plans immediately prior to the Effective Time). However, Parent or the Surviving Corporation may amend or terminate any such health or welfare benefit plan at any time, and, if Parent or the Surviving Corporation amends or terminates such plans, the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans.

To the extent service is relevant for eligibility or vesting under any employee benefit plans of Parent and/or the Surviving Corporation, Continuing Employees will receive service credit for purposes of eligibility and vesting (but not for the purposes of benefit accrual) under such employee benefit plans of Parent and/or the Surviving Corporation for service prior to the Effective Time with CTG, its affiliates or their respective predecessors to the same extent that such service was recognized under a corresponding CTG health and welfare benefit plan prior to the Effective Time. In addition, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued and unused paid time off such Continuing Employees had with CTG as of the Effective Time. To the extent that service is relevant for benefit levels, including paid time off accruals, following the Effective Time, Parent has agreed to ensure that any employee plan of Parent and/or the Surviving Corporation will credit Continuing Employees for service prior to the Effective Time with CTG to the same extent that such service was recognized prior to the Effective Time.

Following the Effective Time, Parent or an affiliate of Parent will (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding employee benefit plan (including any employment, consulting, severance or similar agreement or arrangement) that is sponsored by CTG or its affiliates and for which CTG or such affiliate is a party to and subject to liability (an “Employee Plan”), (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible covered dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible covered dependents on or after the Effective Time, in each case, to the extent such Continuing Employee or eligible covered dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

With respect to CTG’s 2023 fiscal year, CTG may, prior to the Offer Acceptance Time, pay annual bonuses with respect to such fiscal year at the level determined by the CTG Board in accordance with the terms of the applicable Employee Plan and as would otherwise be determined in the ordinary course of business and consistent with past practice, provided that any such annual bonuses shall be (i) no greater than those made with respect to the Company’s 2022 fiscal year, and (ii) calculated based on the Company’s reasonable estimate of the extent to which it projects that the performance targets otherwise applicable to such 2023 fiscal year bonus under such Employee Plan would have been achieved, and prorated based on the number of days elapsed in the applicable performance period as of the Closing Date, unless agreed to by Parent in advance in writing. If the consummation of the Merger has not occurred prior to January 1, 2024, the CTG Board will be permitted to establish annual bonus targets and metrics with respect to the 2024 fiscal year in accordance with the terms of the applicable Employee Plan and as would otherwise be determined in the ordinary course of business and consistent with past practice.

Parent will provide, or will cause its affiliates to provide for a period of one (1) year following the Effective Time, each Continuing Employee who experiences a termination of employment from Parent or any of its affiliates with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Company under the applicable severance policies set forth on the Company’s Disclosure Schedule and solely to the extent that any such severance policies condition receipt of severance payments in excess of laws, if any, upon provision a release of claims in favor of Parent.

Following the date of the Merger Agreement and prior to the Offer Acceptance Time, CTG, Parent and Merger Sub and their affiliates shall cooperate and use good faith efforts in carrying out requisite notifications to, and consultations, discussions or negotiations with, applicable unions, works councils, labor organizations or other employee representative groups in connection with the Transactions.

CTG, Parent and Merger Sub acknowledge and agree that the provisions relating to employment matters are included for the sole benefit of the respective parties to the Merger Agreement and shall not (i) create any third-party beneficiary or other rights in any current or former employee, manager, officer, director or independent contractor of the Company or any subsidiary to enforce the above provisions, (ii) be construed as an amendment, waiver or creation of any Employee Plan or other employee benefit plan of the Company, any subsidiary, Parent, or any of their respective affiliates, (iii) limit in any way the right of the Company, any subsidiary, Parent, or any of their respective affiliates to amend or terminate any Employee Plan at any time, or (iv) create any right to employment or service, continued employment or service or any term or condition of employment or service with any of the Company, any subsidiary, Parent, or any of their respective affiliates.

CTG ESPP. CTG will take all actions necessary pursuant to the terms of the CTG ESPP to provide that (a) no new offering period will be commenced following the date hereof under the CTG ESPP, (b) each purchase right issued pursuant to the CTG ESPP will be fully exercised not later than five (5) business days prior to the Effective Time and (c) the CTG ESPP will terminate immediately prior to the Offer Acceptance Time and no further rights shall be granted or exercised under the CTG ESPP thereafter.

Security Holder Litigation. CTG will give Parent the right to review and comment on all material filings or responses to be made by CTG in connection with (and will give reasonable consideration to Parent’s comments and other advice in connection with), and the opportunity to participate in, any litigation against CTG and/or its directors or officers relating to the Transactions or the Merger Agreement, and the right to consult on any settlement with respect to such litigation, and no such settlement will be agreed to without Parent’s prior written consent, which will not be unreasonably withheld. CTG will promptly notify Parent of any such litigation and will keep Parent reasonably and promptly informed with respect to the status thereof.

Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 912 of the NYBCL) (each, a “Takeover Law”) may become, or may purport to be, applicable to the Transactions, Parent and CTG have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

Section 16 Matters. CTG and the CTG Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Closing Date, CTG has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of NASDAQ to enable delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Director Resignations. CTG will use its reasonable best efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least ten (10) business days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors and corporate officers or equivalents of each of the Acquired Companies as requested by Parent, resigning from such position as a director and/or corporate officer.

Payoff. CTG will, and shall will the other Acquired Companies to, deliver (or cause to be delivered) all notices and take all other reasonable actions to facilitate the termination at the Effective Time of all commitments in respect of CTG’s existing credit agreement with Bank of America N.A.(the “Existing Credit Agreement”), the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on the Closing Date of any encumbrances securing such indebtedness and guarantees in connection therewith, in each case, which may be conditioned upon the consummation of the Closing and other transactions contemplated under the Merger Agreement. CTG and the other Acquired Companies will use reasonable best efforts to deliver to Parent prior to the Closing an executed payoff letter with respect to the Existing Credit Agreement from the applicable agent on behalf of the persons to whom such indebtedness is owed, which payoff letter together with any related release documentation will, among other things, include the payoff amount and provide that encumbrances (and guarantees), if any, granted in connection with the Existing Credit Agreement relating to the assets, rights and properties of CTG and the other Acquired Companies securing or relating to such indebtedness, shall, upon the payment of the amount set forth in such payoff letter at or prior to the Effective Time, be released and terminated.

Cooperation with Debt Financing. Subject to certain exceptions, CTG will use reasonable best efforts to, and will cause the other Acquired Companies and their respective representatives to use reasonable best efforts to, reasonably cooperate with and reasonably assist Parent, at Parent’s sole cost and expense, in connection with Parent’s arranging, obtaining and syndicating its debt financing and causing the conditions in the definitive documents related to the debt financing and any commitment letters entered into in connection with such debt financing to be satisfied, including using reasonable best efforts in (i) assisting with, and furnishing information for the purposes of, the preparation of customary prospectuses (including any pro forma financial information and any information required under Article 18(2) of Commission Delegated Regulation (EU) 2019/980), offering documents, syndication documents and materials, including bank information memoranda and private placement memoranda, lender and investor presentations, rating agency materials and presentations and other customary marketing materials in connection with such debt financing, (ii) furnishing to Parent as promptly as reasonably practicable financial statements and operational information (including consolidated financial statements for interim periods up until the Closing Date) that can be prepared without undue burden with respect to CTG and the other Acquired Companies as is reasonably requested by Parent; provided that the Company shall not be required to provide, and Parent and Merger Sub shall be responsible for, any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the debt financing, (iii) assisting in the preparation of schedules to collateral agreements by providing information of the Acquired Companies required to be made available on such schedules for purposes of the arrangement or consummation of the debt financing, (iv) subject to any contractual agreement in effect, facilitating the pledging of collateral for the debt financing, which shall not be required to be delivered or effective until at or promptly following the Effective Time, (v) subject to any contractual agreement in effect, obtaining the payoff letter of the Existing Credit Agreement, and the related lien releases, and instruments of termination or discharge, as applicable, and (vi) furnishing Parent as promptly as reasonably practical, and in any event not less than four (4) business days prior to the Closing Date, with all documentation and other information related to CTG and the other Acquired Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested in writing with at least ten (10) Business Days’ prior notice by Parent or its financing sources. CTG also consented to the use of its and the other Acquired Companies’ logos in connection with the debt financing so long as such logos are used solely (i) in a manner that is not intended to or that is not reasonably likely to harm or disparage CTG or the other Acquired Companies or the reputation or goodwill of CTG or the other Acquired Companies and (ii) solely in connection with a description of CTG, its business and products or the Merger.

Parent and Merger Sub will indemnify, defend, and hold harmless CTG, its subsidiaries and their respective representatives from and against any and all losses suffered or incurred by them in connection with (i) the debt financing, (ii) any action taken by them at the request of Parent or Merger Sub in connection with the arrangement of the debt financing or (iii) any information utilized in connection therewith (other than any losses suffered or incurred (x) as a result of fraud, willful misconduct or gross negligence of CTG, its subsidiaries or their respective representatives or (y) as a direct result of the breach of any of the material obligations of CTG, its subsidiaries or their respective representatives under the Merger Agreement, in each case as determined by a final and non-appealable judgment of a court of competent jurisdiction). If any amount previously paid to or on behalf of CTG, its subsidiaries and their respective representatives pursuant to the immediately preceding sentence is subsequently determined to be ineligible for indemnification as a result of a final, non-appealable judgment of a court of competent jurisdiction, such person must promptly reimburse such amount to Parent. Parent or Merger Sub shall promptly, upon request by CTG, reimburse CTG for all reasonable documented out-of-pocket costs and expenses (including reasonable documented attorneys’ fees) incurred by CTG or any of its subsidiaries or their respective affiliates in connection with the cooperation of CTG and the subsidiaries in connection with the arrangement of the debt financing.

Each of Parent and Merger Sub will use its reasonable best efforts to complete, and shall cause their subsidiaries to use commercially reasonable best efforts to, obtain and consummate the debt financing on the terms and conditions described in or contemplated by the Debt Commitment Letter on or before the Closing, including using reasonable best efforts to (i) comply with the terms and conditions of, and maintain in effect, the Debt Commitment Letter; (ii) negotiate and enter into definitive agreements at or prior to the Closing with respect to the debt financing on the terms and conditions contained in the Debt Commitment Letter; (iii) satisfy on a timely basis all conditions applicable to such debt financing in such definitive agreements; and (iv) if all conditions to the debt financing are, or upon funding of the debt financing will be, satisfied, cause the other parties to the Debt Commitment Letter and such definitive agreements to comply with their obligations under the Debt Commitment Letter and such definitive agreements and to fund at or prior to the Closing, the debt financing required to consummate the Offer at the Offer Acceptance Time, the Merger at the Closing and the other Transactions.

Without the prior written consent of CTG, which consent shall not be unreasonably delayed, conditioned or withheld, Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Debt Commitment Letter if such amendment, modification, waiver or replacement would reasonably be expected to (i) delay or prevent or adversely affect the Offer or the Closing, (ii) modify the conditions contained in the Debt Commitment Letter or create any new condition to the debt financing, (iii) reduce the net cash proceeds of the debt financing, including any reduction in the aggregate principal amount of the debt financing except that no such prior written consent shall be required in connection with a reduction in the aggregate principal amount of the debt financing if the aggregate principal amount of the debt financing after such reduction, together with cash on hand of Parent and its subsidiaries, is equal to or exceeds the sum of (A) the aggregate Offer Price and Merger Consideration payable pursuant to the terms of the Merger Agreement and (B) the aggregate of all amounts payable with respect to CTG’s equity awards, and (C) all related fees and expenses of Parent, Merger Sub and their respective affiliates and representatives and all other payments required by the Merger Agreement and / or in connection with the debt financing, (iv) change the date for termination and/or expiration of the Debt Commitment Letter (or any commitment thereunder) to an earlier date or modify any terms relating to termination right of any party thereunder, (v) waive the prohibitions with respect to assignment by the financing sources of their commitments under the Debt Commitment Letter, or (vi) adversely impact the ability of Parent or Merger Sub to enforce their rights against other parties to the Debt Commitment Letter prior to the Closing. Without the prior written consent of CTG, Parent and Merger Sub will not consent to any assignment of rights or obligations under the Debt Commitment Letter except that that the financing sources may syndicate the debt financing so long as the financing sources retain and remain obligated to fund their commitments under the debt financing until the debt financing is fully funded by the designated assignees and the syndicated sources of funding for the debt financing. Parent or Merger Sub shall promptly provide CTG written notice of any amendment or modification relating to the Debt Commitment Letter that does not require consent.

In the event that all or any portion of the debt financing becomes unavailable and such portion is reasonably required to consummate the Offer, the Merger and the other Transactions, each of Parent and Merger Sub shall use reasonable best efforts to arrange and timely obtain substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions set forth in the Debt Commitment Letter relating to the debt financing to be replaced) from the same or alternative sources in an amount sufficient to consummate Offer, the Merger and the other Transactions.

Parent or Merger Sub shall give CTG prompt written notice: (i) of any material breach or default under the Debt Commitment Letter by any party thereto, (ii) of the receipt of any written notice from any party to the Debt Commitment Letter with respect to any actual or threatened material breach, default, withdrawal, termination or repudiation of any provisions of any Debt Commitment Letter by such party, and (iii) if for any reason Parent or Merger Sub believes in good faith that Parent will not be able to timely obtain all or any portion of the debt financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter.

No Solicitation. Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, CTG has agreed not to, and to cause its directors, officers and employees not to, and to direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i)	continue any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to any Acquisition Proposal (as defined below);

(ii)

solicit, initiate or knowingly facilitate or encourage (including by way of furnishing information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal;

(iii)

engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to any Acquisition Proposal;

(iv)

approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to any Acquisition Proposal;

(v)	take any action to grant any waiver, amendment or release under any Takeover Laws;

(vi)

waive or release any person from, forebear in the enforcement of, or amend any confidentiality, standstill or similar contract or any standstill provisions of any other contract unless, solely in the case of this paragraph (vi), the CTG Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the CTG Board to CTG’s shareholders under applicable law, in which event the Acquired Companies may take the preceding actions described in this clause (iv) solely to the extent necessary to permit a third party to make, on a confidential basis, to the CTG Board, an Acquisition Proposal; or

(vii)	resolve to do or agree or announce an intention to do any of the foregoing under the preceding clauses (iv) through (vi).

CTG agreed to request, as promptly as reasonably practicable (and in any event within three (3) business days) following the date of the Merger Agreement, the discontinuation of access to any electronic or physical data room and prompt return or destruction of all non-public information previously furnished to any person (other than Parent and its affiliates) that had made or indicated an intention to make any Acquisition Proposal within the two (2) year period prior to the date of the Merger Agreement.

Notwithstanding the above limitations, if CTG receives after the date of the Merger Agreement and prior to the Offer Acceptance Time a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, any Acquired Company and their representatives may contact such person or groups of persons solely to clarify and understand the terms and conditions of such Acquisition Proposal solely to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer (as defined below). If the CTG Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such an Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action (as described below) would be inconsistent with its fiduciary duties under applicable law, CTG and its representatives may take the following actions:

(x)

furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to the Acquired Companies to the person or groups of persons who have made such Acquisition Proposal (provided, that substantially concurrently therewith (and in any event no later than twenty-four (24) hours), CTG provides any such non-public information to Parent to the extent access to such information was not previously provided to Parent or its representatives); and

(y)	engage or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

In the case of each of clauses (x) and (y) above, at or prior to the first time CTG furnishes such information or participates in any such discussions or negotiations, CTG must provide written notice to Parent of the required determination of the CTG Board as described above, together with the identity of the person or group making such Acquisition Proposal. Under the Merger Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to CTG than those contained in the Confidentiality Agreement effective November 4, 2022, between CTG and Parent and (ii) does not prohibit CTG from providing any of the information described above to Parent.

CTG is required to notify Parent promptly (but in any event within twenty-four (24) hours) of the receipt by any Acquired Company or any representative thereof of any inquiry, proposal or offer with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. CTG is further required to (i) provide Parent a copy of any written Acquisition Proposal and a summary of any material unwritten terms and conditions thereof, (ii) identify the person making such inquiry, proposal or offer, and (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation).

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, purchase or license, directly or indirectly, of assets of the Acquired Companies equal to 20% or more of the Acquired Companies’ consolidated assets or to which 20% or more of the Acquired Companies’ revenues or earnings on a consolidated basis are attributable, (B) issuance, purchase or acquisition, directly or indirectly, of 20% or more of the outstanding Company Common Stock or any other equity interests of any Acquired Company (whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or any other equity interests of any Acquired Company (whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or any other equity interests of any Acquired Company (whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), in each case other than the Transaction.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal that the CTG Board determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial and financing aspects (including certainty of closing) of such Acquisition Proposal and the person making such Acquisition Proposal and other aspects of such Acquisition Proposal that the CTG Board deems relevant in accordance with its good faith judgment, and (B) if consummated, would result in a transaction more favorable to CTG’s shareholders (solely in their capacity as such) from a financial point of view than the Transactions (including any changes to the terms of the Merger Agreement and the agreements contemplated by the Merger Agreement proposed by Parent pursuant to the terms thereof); provided, that for the purposes of the definition of “Superior Offer”, the references to 20% in the definitions of “Acquisition Proposal” shall be deemed to be references to 50%.

Nothing in the Merger Agreement prohibits CTG from (i) taking and disclosing to CTG’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, provided that any such position or disclosure will not be deemed to permit the CTG Board to make a Company Adverse Change Recommendation (as defined below), except to the extent permitted by the Merger Agreement or (ii) making any disclosure to the shareholders of CTG if the CTG Board determines in its good faith judgment, after consulting with outside legal counsel, that a failure to make such disclosure would be inconsistent with the CTG Board’s fiduciary duties to CTG or its shareholders under applicable laws.

Recommendation Change. As described above, and subject to the provisions described below, the CTG Board has determined to recommend that the shareholders of CTG accept the Offer and tender their Shares to Merger Sub in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The CTG Board also agreed to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Merger Sub to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, neither the CTG Board nor any committee thereof may:

(i)	withdraw, withhold or qualify (or modify in a manner adverse to Parent or Merger Sub) or publicly propose an intention to do any of the foregoing with respect to the Company Board Recommendation;

(ii)	adopt, approve, endorse, recommend or declare advisable any Acquisition Proposal or publicly propose to take any of the foregoing actions;

(iii)

after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time);

(iv)

following the commencement of a tender offer or exchange offer relating to the Shares by a person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that CTG’s shareholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Offer Acceptance Time); or

(v)

fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to CTG’s shareholders (any action described in the foregoing paragraphs (i) through (iv) is referred to as a “Company Adverse Change Recommendation”).

The Merger Agreement further provides that the CTG Board will not approve, adopt, endorse, recommend or declare advisable, or propose to approve, adopt, endorse, recommend or declare advisable, or allow CTG to execute or enter into any contract, letter of intent, agreement in principle, acquisition agreement or other contract with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, CTG to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement) entered into in compliance with the Merger Agreement.

At any time prior to the Offer Acceptance Time, the CTG Board may make a Company Adverse Change Recommendation in response to a Superior Offer or terminate the Merger Agreement in order to enter into an agreement with respect to such Superior Offer (provided that such Acquisition Proposal did not arise out of a breach of the non-solicitation provisions of the Merger Agreement). However, such action may only be taken if:

(i)	the CTG Board determines in good faith (after consultation with its outside legal counsel) that the applicable Acquisition Proposal constitutes a Superior Offer;

(ii)

the CTG Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

(iii)

CTG has given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating the Merger Agreement at least three (3) business days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) and, if desired by Parent, during such three (3)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and

(iv)

CTG (A) has provided, and has caused its representatives to provide, to Parent information with respect to such Acquisition Proposal, including the proposed definitive agreements (and any related agreements) among any Acquired Company and any person or group of persons making such Acquisition Proposal, (B) has given Parent the three (3)-business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and (C) no earlier than the end of such three (3)-business day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with financial advisers of nationally recognized reputation and outside legal counsel, the CTG Board has determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the Company Adverse Change Recommendation in response to such Superior Offer or terminate the Merger Agreement would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

The foregoing paragraphs (i) through (iv) also apply to any change to any of the financial terms (including the form and amount of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) business days in the foregoing paragraphs (i) through (iv) shall be deemed to be two (2) business days.

Additionally, at any time prior to the Offer Acceptance Time, the CTG Board may, subject to compliance with the other provisions summarized under this “ — Recommendation Change” heading, effect a Company Adverse Change Recommendation in response to an Intervening Event (as defined below). However, such action may be taken only if:

(i)

the action is made in response to a material fact or circumstance that was not known to the CTG Board on the date of the Merger Agreement, which fact or circumstance, or the consequence or magnitude thereof, if unknown on such date, becomes known to the CTG Board prior to the Offer Acceptance Time (an “Intervening Event”); provided that the following, individually or in the aggregate, will never constitute an Intervening Event: (a) any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (b) any change in the market price or trading volume of CTG’s stock or change in CTG’s credit ratings (provided that the underlying causes of any such change in price, volume or credit rating may constitute an Intervening Event to the extent not otherwise excluded by this definition); (c) CTG meeting or exceeding internal or analysts’ expectations or projections (provided that the underlying causes thereof may constitute an Intervening Event to the extent not otherwise excluded by this definition); or (d) any fact or circumstance related to the Merger Agreement or any of the Transactions;

(ii)

the CTG Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

(iii)

CTG has given Parent a determination notice at least three (3) business days prior to making any such Company Adverse Change Recommendation, and, if desired by Parent, during such three (3)-business day period has negotiated in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent; and

(iv)	CTG (A) has specified in reasonable detail the facts and circumstances relating to such Intervening Event that render such Company Adverse Change Recommendation necessary, (B) has given Parent the three (3)-business day period after such determination notice to propose revisions to the terms of the Merger Agreement or make another proposal, and (C) no earlier than the end of such three (3)-business day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the CTG Board has determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would nonetheless be reasonably be likely to be inconsistent with the fiduciary duties of the CTG Board to CTG’s shareholders under applicable law.

The foregoing paragraphs (ii) through (iv) also apply to any material change to the facts and circumstances specified in clause (iv)(A) above and require a new determination notice under clause (iv)(A) above, except that the references to three (3) business days in connection therewith above in paragraphs (ii) through (iv) shall be deemed to be two (2) business days.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent and CTG at any time prior to the Offer Acceptance Time;

(ii)

by either Parent or CTG, at any time prior to the Offer Acceptance Time, if the consummation of the Merger has not occurred on or prior to midnight, Eastern Time on the End Date (i.e., February 9, 2024); provided, that if on the End Date all of the Offer Conditions are satisfied or waived (other than the clearances required under the HSR Act and the applicable governmental bodies of Belgium and Luxembourg or the receipt of CFIUS Approval), then the End Date will be automatically extended by a period of ninety (90 days) and this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (such termination, an “End Date Termination”);

(iii)

by either Parent or CTG if a governmental body of competent jurisdiction has issued an order, injunction, decree or ruling, or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Transactions illegal, which order, decree, ruling or other action is final and nonappealable; provided, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable order, injunction, decree, ruling or other action;

(iv)

by Parent at any time prior to the Offer Acceptance Time, in the event that any of the following has occurred: (i) the CTG Board’s failure to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to CTG’s shareholders; (ii) the CTG Board has effected a Company Adverse Change Recommendation; or (iii) a tender or exchange offer, other than the Offer, relating to securities of CTG has been commenced and the CTG Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 as promptly as practicable after (but in any event within ten (10) business days of) the commencement of such tender or exchange offer, rejection of such tender or exchange offer; or (iv) the failure of the CTG Board to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within three (3) business days, or, with respect to a tender offer or exchange offer subject to the preceding clause (iii), ten (10) business days) after Parent so requests in writing;

(v)

by CTG, at any time prior to the Offer Acceptance Time, in order to accept, subject to compliance with the provisions summarized under “ — No Solicitation” and “ — Recommendation Change” above, a Superior Offer and substantially concurrently entered into a binding written definitive acquisition agreement providing for the consummation of a transaction which the CTG Board has determined, in good faith, constitutes a Superior Offer; provided, that this termination will only be available to CTG if (x) CTG and any Acquired Company has not committed a breach under any of the provisions summarized under “ — No Solicitation” and “ — Recommendation Change” above, and (y) CTG has paid the Termination Fee (as defined below) (such termination, a “Superior Offer Termination”);

(vi)

by Parent, at any time prior to the Offer Acceptance Time (so long as neither Parent nor Merger Sub is in material breach of any representation, warranty, covenant or obligation), if CTG has breached any of its representations or warranties or has failed to perform any of its covenants or obligations pursuant to the Merger Agreement, such that the following conditions would not be satisfied and could not be cured by CTG by the End Date, or if capable of being cured, have not been cured within thirty (30) days of receiving written notice from Parent of such breach or failure to perform (such termination, a “CTG Breach Termination”):

(A) the representations and warranties of CTG regarding corporate matters (such as organization, organizational documents, standing, qualification, power and authority), authority relative to the Merger Agreement, certain capitalization matters, takeover laws, opinion of financial advisors and brokers’ fees and expenses shall be true and accurate in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in the foregoing representations and warranties) at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time;

(B) the representations and warranties of CTG regarding certain capitalization matters shall be true and accurate in all respects except for any de minimis inaccuracies at and as of the date of the Merger Agreement and as of the Offer Acceptance Time;

(C) the representations and warranties of CTG regarding an absence of a “Material Adverse Effect”, and non-contravention of governance documents shall be true and accurate in all respects at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time;

(D) the representations and warranties of CTG other than those set forth in paragraphs (A) through (C) above shall be true and accurate at and as of the date of the Merger Agreement and as of the Offer Acceptance Time as if made at and as of the Offer Acceptance Time, except where the failure of such representations and warranties to be so true and accurate has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(E) CTG shall have complied with or performed in all material respects the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time.

(vii)

by CTG at any time prior to the Offer Acceptance Time (so long as CTG is not in material breach of any representation, warranty, covenant or obligation), if Parent or Merger Sub has breached any of their respective representations or warranties or has failed to perform any of their respective covenants or obligations, if such breach or failure would reasonably be expected to prevent Parent or Merger Sub from consummating the Offer and the Merger by the End Date and such breach or failure could not be cured by Parent or Merger Sub, as applicable, by the End Date, or, if capable of being cured, has not been cured within thirty (30) days receiving written notice from CTG of such breach or failure to perform;

(viii)

by Parent, at any time prior to the Offer Acceptance Time in the event of any material breach of the provisions summarized under “ — No Solicitation” (such termination, a “No Solicitation Termination”);

(ix)

by either Parent or CTG if the Offer has expired or has been terminated in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) and where neither Merger Sub or Parent has any obligation to extend the Offer; provided, that this termination right will not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer having expired or been terminated in such manner; or

(x)

by CTG if following the expiration of the Offer, Merger Sub shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified by the Merger Agreement after the satisfaction, or to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent, of each of the Offer Conditions.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement shall be of no further force or effect and there shall be no liability on the part of any party (or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates) following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “ — CTG Termination Fee” below, (ii) the Confidentiality Agreement shall survive and remain in full force and effect in accordance with its terms and (iii) termination will not relieve any party from liability for fraud or willful and material breach of the Merger Agreement.

CTG Termination Fee. CTG has agreed to pay Parent a termination fee of $7,225,000 in cash (the “Termination Fee”) if:

(i)	the Merger Agreement is terminated by CTG pursuant to a Superior Offer Termination;

(ii)

the Merger Agreement is terminated by Parent, at any time prior to the Offer Acceptance Time, if (a) the CTG Board has failed to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to CTG’s shareholders, or shall have made a Company Adverse Change Recommendation, (b) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the CTG Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer as promptly as practicable after (but in any event within ten (10) business days of) the commencement of such tender offer or exchange offer; or (c) the CTG Board fails to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within three (3) business days, or, with respect to a tender offer or exchange offer subject to the preceding clause (b), ten (10) business days) after Parent so requests in writing;

(iii)

(a) after the date of the Merger Agreement, an Acquisition Proposal has been become publicly known (and not withdrawn), (b) thereafter, the Merger Agreement is terminated (1) by Parent or CTG pursuant to an End Date Termination, or (2) by Parent pursuant to a CTG Breach Termination and (c) within twelve (12) months after such termination, CTG enters into a definitive agreement with respect to or consummated such Acquisition Proposal. However, for purposes of determining if the Termination Fee is payable, the term “Acquisition Proposal” has the meaning described in “ — No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”; or

(iv)	the Merger Agreement is terminated by Parent pursuant to a No Solicitation Termination.

In the event Parent receives the Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any of their respective affiliates will be entitled to bring or maintain any claim, action or proceeding against CTG or any of its affiliates arising out of or in connection with the Merger Agreement, any of the Transactions or any matters forming the basis for such termination, except in the case of fraud or willful and material breach of the Merger Agreement. In no event will CTG be required to pay the Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Waiver of Claims Against Financing Sources. The parties have agreed that none of the debt financing sources will have any liability to CTG or any of its affiliates, and neither CTG nor any of its affiliates will have any rights or claims against any of the debt financing sources, in each case, relating to or arising out of the Merger Agreement, the debt financing or otherwise, whether at law, or equity, in contract, in tort or otherwise.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions to the Offer.”

Support Agreement

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into the Support Agreement with certain holders of Shares, Company Options, Company RSUs and Company PSUs (the “Supporting Shareholders”), all of which collectively own approximately 8.8% of the outstanding Shares as of August 8, 2023.

Pursuant to the Support Agreement, each Supporting Shareholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Shareholder and any and all Shares acquired by such Supporting Shareholder after the date of the Support Agreement (including any Shares acquired upon the exercise of Company Options) (collectively, the “Subject Shares”). In addition, the Supporting Shareholders have agreed, if necessary, to vote his, her or its Subject Shares:

•

for the adoption of the Merger Agreement, in the event any vote or consent of the shareholders of CTG is required to adopt the Merger Agreement, approve the Merger or otherwise approve any of the Transactions;

•

against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of CTG contained in the Merger Agreement, or of any Supporting Shareholder contained in the Support Agreement, or would result in any of the conditions to the Offer or Merger not being timely satisfied;

•	against any change in the CTG Board;

•	against any other acquisition proposal;

•	against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving CTG (other than the Merger);

•

against any sale, lease, license or transfer of a material amount of the business or assets (including intellectual property rights and capital stock of the subsidiaries of CTG) of any Acquired Company or any reorganization, recapitalization or liquidation of any Acquired Company;

•

against any change in the present authorized capitalization of CTG or any amendment or other change to CTG’s certificate of incorporation, bylaws and any other charter and organizational documents, including any amendment that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of CTG’s capital stock;

•

against any other plan, proposal, arrangement, action, agreement or transaction involving any Acquired Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions; and

•	against any commitment or agreement to take any action inconsistent with any of the preceding clauses herein.

Each Supporting Shareholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Supporting Shareholders further agreed to certain restrictions with respect to their Subject Shares, including restrictions on transfer.

The Support Agreement will terminate with respect to a particular Supporting Shareholder upon the first to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Support Agreement by written notice from Parent to the Supporting Shareholders, (iv) the mutual written consent of Parent and the Supporting Shareholder, or (v) an amendment, waiver or modification of the Merger Agreement resulting in (A) a decrease in the face value or a change in the form of the Offer Price, (B) an extension of the End Date (other than in accordance with the Merger Agreement) or (C) the imposition of conditions to the Offer other than those set forth in the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement which is filed as Exhibit (d)(4) of the Schedule TO.

Nondisclosure Agreement

Effective as of November 4, 2022, CTG and Parent entered into a customary nondisclosure agreement in connection with a possible transaction involving CTG. Under the nondisclosure agreement, Parent agreed, subject to certain exceptions, to keep confidential any confidential information concerning CTG furnished by CTG to Parent or its representatives. The foregoing description of the nondisclosure agreement does not purport to be complete and is qualified in its entirety by reference to the full text nondisclosure agreement filed as Exhibit (d)(3) of the Schedule TO.

12. Purpose of the Offer; Plans for CTG.

Purpose of the Offer. The purpose of the Offer is for Merger Sub to acquire control of, and the entire equity interest in, CTG. The Offer, as the first step in the acquisition of CTG, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Top-Up Option is to facilitate the Merger. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as promptly as practicable in accordance with Section 905(a) of the NYBCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in CTG or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in CTG. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of CTG.

Merger Without a Shareholder Vote. If the Offer is consummated and we acquire at least 90% of the Shares in the Offer (including pursuant to the Top-Up Option, see Section 1 — “Terms of the Offer”), we will not seek the approval of the remaining public shareholders of CTG before effecting the Merger under Section 905(a) of the NYBCL without a shareholders meeting and without action by the Company’s shareholders.

Plans for CTG. As soon as practicable after the consummation of the Merger, Parent will integrate the business, operations and assets of CTG with Parent’s existing business. The common stock of CTG will be delisted and will no longer be quoted on NASDAQ.

To the best knowledge of Parent, except as set forth below and other agreements between CTG and its executive officers and directors described in this Schedule TO and the Schedule 14D-9, there were, as of the date hereof, no employment, equity contribution or other agreements, arrangements or understandings between any executive officer or director of CTG, on the one hand, and Parent, Merger Sub, any of their affiliates or CTG, on the other hand, and neither the Offer nor the Merger is conditioned upon any executive officer or director of CTG entering into any such agreement, arrangement or understanding.

13. Certain Effects of the Offer.

If, as a result of the Offer (including through the exercise of the Top-Up Option), Merger Sub and Parent collectively own Shares representing at least one Share more than 90% of the then outstanding Shares, Parent, Merger Sub and CTG will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 905(a) of the NYBCL without prior notice to, or any action by, any other shareholder of CTG as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if the conditions to the Merger set forth in the Merger Agreement are not satisfied or, to the extent permissible by applicable laws, waived as of such date, in which case on the first business day on which all conditions to the Merger set forth in the Merger Agreement are satisfied or, to the extent permissible by applicable laws, waived.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on NASDAQ because there will only be one shareholder of the Surviving Corporation. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total shareholders. Immediately following the consummation of the Merger, we intend and will cause CTG to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of CTG to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by CTG to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to CTG, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of CTG and persons holding “restricted securities” of CTG to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause CTG to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, CTG will not declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or ordinary shares (including the Shares) or set a record date therefor.

15. Conditions to the Offer.

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (l) below. Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Merger Sub is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (described in clause (a) below), the Termination Condition (described in clause (l) below), the Regulatory Condition (described in clause (h) below), the Governmental Impediment Condition (described in clause (j) below) and the conditions described in clause (k) below shall not be satisfied at one minute after 11:59 P.M., Eastern Time on the Expiration Date; or (B) any of the additional conditions described below has not been satisfied or waived in writing by Parent at or prior to the expiration of the Offer (except for conditions relating to governmental regulatory approvals):

a.

the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 66 2/3% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, by the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred (but without duplication);

b.

the representations and warranties of CTG set forth in Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.3(b) and 3.3(e) (Capitalization, Etc.), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Takeover Laws), 3.24 (Opinion of Financial Advisors) and 3.25 (Brokers and Other Advisors) of the Merger Agreement are true and accurate in all respects (in each case, disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

c.

the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c), and 3.3(d) (Capitalization, Etc.) of the Merger Agreement are true and accurate in all respects except for any de minimis inaccuracies at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

d.

the representations and warranties of the Company set forth in Section 3.5(b) (Absence of Changes; No Material Adverse Effect) and 3.22(a)(i) (Non-Contravention; Consents) of the Merger Agreement are true and accurate in all respects at and as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

e.

the representations and warranties of the Company set forth in the Merger Agreement (other than those referred to in clauses (b), (c) and (d) above) are true and accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

f.

CTG has performed or complied with in all material respects the obligations, agreements or covenants it is required to perform or comply with under the Merger Agreement on or prior to the Offer Acceptance Time;

g.

since the date of the Merger Agreement, there has not occurred any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

h.

(i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and (ii) the applicable governmental bodies of competent jurisdiction in Belgium and Luxembourg have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions;

i.

Parent and Merger Sub have received a certificate executed on behalf of the Company by the chief executive officer and the chief financial officer of the Company confirming that the conditions set forth in paragraphs (b) through (g) above have been satisfied;

j.

there has not been issued any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling, which remains in effect, by any governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Transactions nor shall any laws have been promulgated, enacted, issued or deemed applicable to any of the Transactions and there has been no action taken or any law promulgated, enacted, enforced, issued or deemed applicable to any of the Transactions by any governmental body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger;

k.	the Merger Agreement has not been terminated in accordance with its terms; and

l.	CFIUS Approval shall have been received.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, and, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and (except for the Minimum Condition and the Termination Condition) may be waived by Parent or Merger Sub, in whole or in part, in their sole discretion at any time and from time to time prior to the expiration of the Offer; provided that Parent and Merger Sub will promptly waive the condition set forth above in clause (l) if (a) all of the other conditions set forth above are satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied) and (b) such waiver of the condition in clause (l) above would not adversely affect, or would reasonably be expected to adversely affect, Parent or any of its subsidiaries, including the Surviving Corporation following the Effective Time, as determined by Parent in its reasonable judgment. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time (except for conditions relating to governmental regulatory approvals).

Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition, (iii) make any other changes in the terms and conditions to the Offer that are not inconsistent with the terms of the Merger Agreement and (iv) terminate the Offer if the conditions to the Offer are not satisfied and the Merger Agreement is terminated. However, without the prior written consent of CTG, Parent and Merger Sub may not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Condition, the Termination

Condition, the Regulatory Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by CTG with the SEC and other information concerning CTG, we are not aware of any governmental license or regulatory permit that appears to be material to CTG’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CTG’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Compliance with the HSR Act. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material have been furnished to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice, and certain waiting period requirements have been satisfied. The requirements of the HSR Act do not apply to either the acquisition of Shares in the Offer or to the Merger because the acquisition of the Company’s non-US entities and assets is exempt and Parent has determined, in good faith, that the fair market value of the Company’s U.S. entities and assets is below the applicable reportability threshold.

Compliance with CFIUS.

Each of CTG, Parent and Merger Sub has agreed to use its respective reasonable best efforts to obtain CFIUS Approval prior to the initial End Date, including using their respective reasonable best efforts to: (i) as soon as practicable, and not later than fifteen (15) business days after the date of the Merger Agreement, file a draft CFIUS Notice in connection with CFIUS Approval in accordance with the DPA, (ii) promptly (and not later than five (5) business days) file a final CFIUS Notice in accordance with the DPA after receipt of comments from CFIUS to the draft CFIUS Notice or confirmation by CFIUS that it has no comments to the draft CFIUS Notice, (iii) promptly and, in all events consistent with any deadline imposed by CFIUS or pursuant to other applicable law, comply with any request received by it from any governmental body for any certification, additional information, documents or other materials in respect of such CFIUS Notice, (iv) undertake reasonable efforts to cooperate in all respects with each other in connection with the drafting and filing of the draft and final CFIUS Notice and in providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions within the timeframes set forth in the DPA; (v) promptly inform each other of any material communication with CFIUS; and (vi) permit each other to review any communication by the other, and consult with the other in advance of any planned meeting or conference, with CFIUS, and, to the extent permitted by CFIUS, grant each other the opportunity to attend and participate in any such planned meeting or conference, except that neither Parent nor CTG shall be obligated to disclose to the other any communication to CFIUS that Parent or CTG considers to be proprietary or confidential or that would violate any applicable laws. Parent and CTG will use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable actions necessary, proper, or advisable to obtain CFIUS Approval. The exercising of “reasonable best efforts” will in no event require the parties, as a condition to obtaining CFIUS Approval, to take any action that may limit Parent’s freedom of action with respect to CTG, or to sell, divest or hold separate or take any other action with respect to any assets, businesses, or interests in any assets or businesses of the parties (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by the parties of any of their assets, businesses or interests in any of their assets or businesses). Parent is responsible for 100% of the CFIUS filing fee required.

Foreign Regulatory Filings in Luxembourg and Belgium

Luxembourg Supervision Commission of the Financial Sector. The acquisition of Shares pursuant to the Offer is subject to the approval of the Luxembourg Supervision Commission of the Financial Sector (the “CSSF”). One of CTG’s subsidiaries, Computer Task Group Luxembourg PSF S.A., a public limited liability company (société anonyme) with registered address at 10A, Zone Industrielle de Bourmicht, L — 8070 Bertrange, Grand Duchy of Luxembourg and registered with the Register of Commerce and Companies under number B 56109, is registered with the CSSF as a Support PFS (support professional of the financial sector) under number I00000022 and is thus a regulated entity under the Law of 5 April 1993 on the financial sector, as amended (the “Financial Sector Law”). According to the Financial Sector Law, any proposed acquirer who has decided to either: (i) acquire, directly or indirectly a qualifying holding (i.e. an undertaking which represents 10% or more of the capital or of the voting rights) in a Support PFS, or (ii) to further increase, directly or indirectly such qualifying holding as a result of which the proportion of the voting rights or of the capital held would reach or exceed 20%, 33 1/3% or 50% or so that the Support PFS would become such person’s subsidiary, is required to first notify in writing such decision to the CSSF and is required to indicate the size of the intended holding and relevant information required by the CSSF under the Financial Sector Law. The CSSF has a maximum of three (3) months from the date of receipt of the completed notification, including its annexes, to carry out the assessment and oppose to the envisaged acquisition.

Belgian Competition Authority. The acquisition of Shares pursuant to the Offer is subject to the approval of the Belgian Competition Authority (the “BCA”) as the parties’ turnover in Belgium exceeds the relevant turnover thresholds in accordance with the Belgian Act on Economic Law (Book IV) (“Act”). According to this Act, any proposed acquisition of control over another company must be notified to the BCA if the relevant turnover thresholds are exceeded (i.e., when the parties have achieved in Belgium, in the previous financial year, a turnover of at least EUR 40 million individually and EUR 100 million combined). The procedure is suspensory in nature and the transaction can thus not be implemented until approval has been obtained from the BCA. From formal notification, the BCA has a review period of 15 working days in case of a simplified procedure, and 40 working days in case of a standard procedure. This review period can be extended by the BCA.

New York Short-Form Merger Statute. Assuming completion of the Offer and subject to the terms of the Merger Agreement, the Merger will be completed under the NYBCL. It is intended that the Merger will be effected pursuant to the short-form merger provisions contained in Section 905(a) of the NYBCL. Under Section 905(a) of the NYBCL, a domestic parent corporation owning 90% or more of the outstanding shares of each class of a subsidiary corporation may merge itself with the subsidiary corporation without the approval of the subsidiary’s shareholders, subject to compliance with New York law. If, following the completion of the Offer, any exercise of the Top-Up Option, or any other acquisition of Shares, Merger Sub obtains ownership of more than 90% of the outstanding Shares (other than treasury shares or Shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients), as the owner of 90% or more of the outstanding Shares and thereby as the “parent corporation” of CTG, expects to merge with and into CTG pursuant to Section 905(a) of the NYBCL. A merger that is completed in accordance with the requirements of Section 905(a) does not require approval of the board of directors or shareholders of the subsidiary (in this case, CTG). Accordingly, the approval of the CTG shareholders to the Merger would not be required in that context. Assuming Merger Sub owns sufficient Shares, to utilize Section 905(a) of the NYBCL, Merger Sub intends to file the Certificate of Merger with the Department in accordance with New York law after the Offeror becomes the owner of 90% or more of the outstanding Shares and expects that the Effective Time will occur immediately upon the filing of the Certificate of Merger with the Department.

State Takeover Laws. A number of states (including New York, where CTG is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 912 of the NYBCL prevents a New York corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested shareholder” (including a person who owns or has the right to acquire 20% or more of a corporation’s outstanding voting stock) for a period of five years following the time such person became an “interested shareholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested shareholder.” The Company Board has approved the Merger Agreement, the Tender and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 912 of the NYBCL.

Additionally, Section 1602(a) of the NYBCL provides that no offeror shall make a takeover bid unless as soon as practicable on the date of commencement of the takeover bid it files with the attorney general of New York and delivers to the target company a registration statement containing the information required by Section 1603 of the NYBCL. “Takeover bid” means the acquisition of or offer to acquire by an offeror from an offeree, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition thereof the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company.

Except as set forth in this Offer to Purchase, neither Merger Sub nor Parent has present plans or proposals that would relate to or result in any material impact on the residents of New York state. See Section 12 — “Purpose of the Offer; Plans for CTG.” Merger Sub is a newly formed entity with no employees or employee benefit programs and no history of labor relations, earnings growth or charitable or civic activities in New York or elsewhere. Given the foregoing and the disclosure throughout the Offer to Purchase, we believe that this Offer to Purchase complies with the requirements of Section 1603 of the NYBCL.

CTG conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of CTG (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer; and, in the Merger, shareholders will receive the same price per Share as the Offer Price.

Shareholder Approval Not Required. Sections 905(a) of the NYBCL provides that shareholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 905(a) of the NYBCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 905(a) of the NYBCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that CTG will not be required to submit the adoption of the Merger Agreement to a vote of the shareholders of CTG. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and CTG will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of shareholders of CTG in accordance with Section 905(a) of the NYBCL.

17. Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer or the Merger. However, if the Merger is consummated, shareholders who do not tender their Shares in the Offer will have certain rights under Section 910 of the NYBCL to demand exercise of appraisal rights, and to receive payment in cash of the fair value of, their Shares. Such appraisal rights, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the close of business on the day prior to the shareholders’ authorization date, required to be paid in cash to such holders asserting appraisal rights for their Shares. In addition, such shareholder asserting appraisal rights could be entitled to receive payment of interest on the amount determined to be the fair value of their Shares. In fixing the fair value of the shares, the New York court will consider the nature of the transaction giving rise to the shareholder’s right to receive payment for shares and its effects on the corporation and its shareholders, the concepts and methods then customary in the relevant securities and financial markets for determining fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values, investment value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who is entitled to appraisal rights under New York law demands exercise of appraisal rights but fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under New York law, each Share of such shareholder will be converted in the Merger into the right to receive the Offer Price. A shareholder may withdraw his, her or its demand for exercise of appraisal rights by delivering to CTG a written withdrawal of his, her or its demand for exercise of appraisal rights and acceptance of the Merger.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price for each of your Shares.

Failure to follow the steps required by Sections 910 and 623 of the NYBCL for perfecting appraisal rights may result in the loss of any such rights. Any references in this Offer to Purchase to appraisal rights of a shareholder of the Company do not purport to be a complete statement of, and are qualified in their entirety by reference to, Sections 623 and 910 of the NYBCL.

18. Fees and Expenses

Parent has retained Georgeson to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19. Miscellaneous

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. CTG has advised Merger Sub that it will file with the SEC on the date on which Parent and Merger Sub file documents with respect to the Offer its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the CTG Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning CTG” above.

Chicago Merger Sub, Inc.

August 23, 2023

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB

Parent

The following table sets forth information about Parent’s directors and executive officers as of August 23, 2023. The current business address of each person is Cegeka Groep NV, Corda3, Kempische Steenweg 307 B-3500 Hasselt, Belgium, and the business telephone number is +32 11 24 02 34.

Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
André Knaepen, permanent representative of Sofin BV1	Mr. Knaepen is the Founder and Chairman of the Board of Cegeka, a role he has served in for the previous five years. Mr. Knaepen is a citizen of Belgium.

Harm Laitem, permanent representative of Hafin Consult BV2	Mr. Laitem is a Non-Executive Director of Cegeka. He also currently serves as an independent financial advisor and as a member of the Supervisory Board at In2Action Capital. From February 2020 to February 2021, he served as the Head of Private Banking Flanders at Degroof Petercam. Mr. Laitem is a citizen of Belgium.

Jacques Purnode, permanent representative of Cepholli NV3	Mr. Purnode is a Non-Executive Director of Cegeka and the Chairman of the Audit Committee. From July 2013 to March 2019, he served as the CFO of Ontex NV. Mr. Purnode is a citizen of Belgium.

Nick Medaer	Mr. Medaer is a Non-Executive Director of Cegeka. He currently serves as a Partner, Smart Industries, at GIMV, for which he serves as a board member for multiple portfolio companies. Mr. Medaer is a citizen of Belgium.

Sam Wuytens, permanent representative of Cegeka Holding NV4	Mr. Wuytens is an Executive Director of Cegeka as well as an Account Manager, where he has served since April 2022. He previously served as Account Manager Outsourcing at Cegeka from January 20219 to April 2020. He currently also serves on the board of directors of Smartschool and Secundair Onderwijs Sint-Quintinus. Mr. Wuytens is a citizen of Belgium.

[1]	Sofin BV, a company incorporated in Belgium, is a director of Cegeka. André Knaepen, a Belgian citizen, is the permanent representative of Sofin BV on the board of directors of Cegeka.
[2]	Hafin Consult BV, a company incorporated in Belgium, is a director of Cegeka. Harm Laitem, a Belgian citizen, is the permanent representative of Hafin Consult BV on the board of directors of Cegeka.
[3]	Cepholli NV, a company incorporated in Belgium, is a director of Cegeka. Jacques Purnode, a Belgian citizen, is the permanent representative of Cepholli NV on the board of directors of Cegeka.
[4]	Cegeka Holding NV, a company incorporated in Belgium, is a director of Cegeka. Sam Wuytens, a Belgian citizen, is the permanent representative of Cegeka Holding NV on the board of directors of Cegeka.

Sonja Nouwen, permanent representative of ANSA NV5	Ms. Nouwen is a Non-Executive Director of Cegeka, a position she has held for the past five years. Ms. Nouwen is a citizen of Belgium.

Stephan Daems, permanent representative of Esdacon BV6	Mr. Daems is an Executive Director and the CFO of Cegeka. He has served as the CFO of Cegeka since 1997. Mr. Daems is a citizen of Belgium.

Stijn Bijnens, permanent representative of ID&D NV7	Mr. Bijnens is an Executive Director and the CEO of Cegeka. He has served as the CEO of Cegeka since 2019. From December 2007 to December 2019, he served as the CEO of LRM NV. Mr. Bijnens is a citizen of Belgium.

Tom Knaepen, permanent representative of Tovi BV8	Mr. Knaepen is an Executive Director and the Global VP of Applications of Cegeka, a role he has been serving in since January 2019. He previously served as COO of Applications with Cegeka. Mr. Knaepen is a citizen of Belgium.

Tom Van de Voorde	Mr. Van de Voorde is a Non-Executive Director and has served in this capacity since October 2017. He serves as the Managing Partner, Smart Industries, at GIMV and as the Managing Director of L II Capital. He also serves as a board member for several other companies. Mr. Van de Voorde is a citizen of Belgium.

Wendy Knaepen, permanent representative of WKC BV9	Ms. Knaepen is an Executive Director, serving in this capacity since May 2017. She previously served as Business Development Smart Cities, Brand Director and Director of Business Development with Cegeka. Ms. Knaepen is a citizen of Belgium.

Geert Rottier	Mr. Rottier is the Chief Marketing Officer of Cegeka since January 2023. He previously served as Director of Enterprise Segments and Director of Corporate Market at Proximus. Mr. Rottier is a citizen of Belgium.

[5]	ANSA NV, a company incorporated in Belgium, is a director of Cegeka. Sonja Nouwen, a Belgian citizen, is the permanent representative of ANSA NV on the board of directors of Cegeka.
[6]	Esdacon BV, a company incorporated in Belgium, is a director of Cegeka. Stephan Daems, a Belgian citizen, is the permanent representative of Esdacon BV on the board of directors of Cegeka.
[7]	ID&D NV, a company incorporated in Belgium, is a director of Cegeka. Stijn Bijnens, a Belgian citizen, is the permanent representative of ID&D NV on the board of directors of Cegeka.
[8]	Tovi BV, a company incorporated in Belgium, is a director of Cegeka. Tom Knaepen, a Belgian citizen, is the permanent representative of Tovi BV on the board of directors of Cegeka.
[9]	WKC BV, a company incorporated in Belgium, is a director of Cegeka. Wendy Knaepen, a Belgian citizen, is the permanent representative of WKC BV on the board of directors of Cegeka.

Anik Stalmans	Ms. Stalmans is the Chief HR and ESG Officer of Cegeka since July 2022. She previously served as Chief HRO of Cegeka from February 2018 to February 2023. Ms. Stalmans is a citizen of Belgium.

Pieter Verstraeten	Mr. Verstraeten is the Chief Strategy Officer of Cegeka, serving in this role since February 2023. He was previously the Strategy, Transformation & Operational Excellence Officer at Cegeka. Before he joined Cegeka, he was a Strategic Advisor at Proximus. Mr. Verstraeten is a citizen of Belgium.

Bart Watteeuw	Mr. Watteeuw is the Global VP of Infrastructure of Cegeka, serving in this capacity since April 2021. He previously served as Director ICT Benelux/Telindus at Proximus, where he held positions as board member for several organizations. Mr. Watteeuw is a citizen of Belgium.

Kristel Demotte	Ms. Demotte is the VP of Data Solution of Cegeka, serving in this capacity since 2020. She was previously Cegeka’s Data Intelligence Unit Manager. Ms. Demotte is a citizen of Belgium.

Merger Sub

The following table sets forth information about Merger Sub’s directors and executive officers as of August 23, 2023. The current business address of each person is Cegeka Groep NV, Corda3, Kempische Steenweg 307 B-3500 Hasselt, Belgium, and the business telephone number is +32 11 24 02 34.

Name	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Citizenship (if not United States)
Stijn Bijnens	Mr. Bijnens is a Director and the President of Merger Sub. He has also served as the CEO of Cegeka since 2019. From December 2007 to December 2019, he served as the CEO of LRM NV. Mr. Bijnens is a citizen of Belgium.

Stephan Daems	Mr. Daems is a Director and the Treasurer and Secretary of Merger Sub. He has also served as the CFO of Cegeka since 1997. Mr. Daems is a citizen of Belgium.

The Depositary for the Offer is:

If delivering by mail:	By overnight delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Shareholders, Banks and Brokers may call toll free: 1-866-431-2096